Exhibit 99.6

SOLARBANK CORPORATION

ANNUAL INFORMATION FORM

For the year ended June 30, 2024

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

September 30, 2024

SOLARBANK CORPORATION

ANNUAL INFORMATION FORM

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ANNUAL INFORMATION FORM

SOLARBANK CORPORATION

PRELIMINARY NOTES

Effective Date of Information

The information contained in SolarBank Corporation’s annual information form (“AIF” or “Annual Information Form”) is presented as of June 30, 2024, unless otherwise stated herein. Unless the context otherwise requires, all references to the “Company” or “SolarBank” shall mean SolarBank Corporation.

Currency

Unless specified otherwise, all references in the AIF to “dollars” or to “$” are to Canadian dollars and all references to “U.S. dollars” or to “U.S.$” are to United States dollars.

Cautionary Note Regarding Forward-Looking Information

This AIF, including the documents incorporated by reference herein, contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this AIF are provided as of the date of this AIF and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

This AIF, including the documents incorporated by reference herein, contains “forward-looking statements” or “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this AIF, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this AIF.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any securities offerings:

●	the Company’s discretion in the use of net proceeds from securities offerings;

●	the Company’s expectations regarding its revenue, expenses and operations;

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●	industry trends and overall market growth;

●	the intentions, plans and future actions of the Company;

●	statements relating to the business and future activities of the Company;

●	intended or anticipated developments in the operations of the Company;

●	the Company’s growth strategies;

●	expectations relating to director and executive officer compensation levels;

●	the Company’s anticipated cash needs and its needs for additional financing;

●	the Company’s intention to grow the business and its operations;

●	expectations with respect to future costs;

●	the Company’s competitive position and the regulatory environment in which the Company operates;

●	the Company’s expected business objectives for the next 12 months;

●	the capacity and expected power generation from the Company’s development and IPP projects;

●	the expected impact of the acquisition of SFF on the Company’s operations, prospects, opportunities, financial condition, cash flow and overall strategy;

●	details regarding the size and expected timing associated with the Company’s project development timeline; and

●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this AIF, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; (x) the realization of the anticipated benefits of the acquisition of SFF in the timeframe anticipated; and (xi) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	failure to realize the anticipated benefits of the acquisition of SFF in the timeframe anticipated, or at all;

●	potential unforeseen difficulties in integrating the SFF business into the Company’s systems and operations;

●	the discovery of significant undisclosed costs or liabilities associated with the acquisition of SFF;

●	reliance on information provided by SFF and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, and uncertainty as to expected financial condition and economic performance following the completion of the acquisition of SFF;

●	the Company may be adversely affected by volatile solar and renewable power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;

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●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;

●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

●	governments may revise, reduce or eliminate incentives and policy support schemes for solar, renewable and battery storage power, which could cause demand for the Company’s services to decline;

●	general global economic conditions may have an adverse impact on our operating performance and results of operations;

●	the Company’s project development and construction activities may not be successful;

●	developing and operating solar and renewable projects exposes the Company to various risks;

●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;

●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar and renewable power and battery storage products, solar projects and solar and renewable electricity;

●	the markets in which the Company competes are highly competitive and evolving quickly;

●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar and renewable power projects;

●	the Company’s quarterly operating results may fluctuate from period to period;

●	foreign exchange rate fluctuations;

●	risks related to the Company’s foreign private issuer status;

●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	a change in the Company’s effective tax rate can have a significant adverse impact on its business;

●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;

●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;

●	the Company may incur substantial additional indebtedness in the future;

●	the Company is subject to risks from supply chain issues;

●	risks related to inflation;

●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;

●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;

●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;

●	compliance with environmental laws and regulations can be expensive;

●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;

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●	the impact of any global pandemic on the Company is unknown at this time and the financial consequences of this situation cause uncertainty as to the future and its effects on the economy and the Company;

●	the Company has limited insurance coverage;

●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;

●	the Company does not anticipate paying cash dividends;

●	the Company may become subject to litigation;

●	discretion of the Company on use of the net proceeds of any securities offerings;

●	no guarantee on how the Company will use its available funds;

●	the Company is subject to additional regulatory burden resulting from its public listing on the Cboe Canada Exchange and Nasdaq Global Market;

●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;

●	future sales of Common Shares by existing shareholders could reduce the market price of the Company’s Common Shares;

●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and

●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Readers of this AIF are cautioned that the foregoing lists of factors are not exhaustive and it would be unreasonable to rely on any such forward-looking statements and information as creating any legal rights, that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward-looking statements or information as a result of various factors Our assumptions and estimates relating to the forward-looking information referred to above are updated, as required, in conjunction with filing our quarterly and annual MD&A,

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this AIF.

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GLOSSARY

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Advisory Warrant”	means transferrable Common Share purchase warrants of the Company, with each Advisory Warrant entitling the holder, upon the closing of the IPO, to purchase one Common Share up to the day that is five years from the date of issuance thereof at a price of $0.10 per Common Share.

“Agency Agreement”	has the meaning ascribed thereto under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

“Agent”	Means Research Capital Corporation, the agent for the IPO.

“Agent’s Warrants”	means the warrants issued to the Agent, with each warrant to purchase one Common Share up to March 1, 2026 at a price of $0.75 per Common Share.

“AIF”	means this Annual Information Form.

“Arrangement Agreement”	means the Arrangement Agreement dated March 19, 2024 between the Company and SFF.

“Audit Committee”	means the audit committee of the Company.

“Board” or “Board of Directors”	means the board of directors of the Company.

“Cboe Canada Exchange”	means the Cboe Canada Exchange Inc.

“CEO”	means Chief Executive Officer.

“CFO”	means Chief Financial Officer.

“Common Shares”	means the common shares without par value in the capital of the Company.

“company”	means, unless specifically indicated otherwise, a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Company” or “SolarBank”	means SolarBank Corporation, a corporation existing under the OBCA.

“Compensation, Corporate Governance and Nominating Committee”	means the compensation, corporate governance and nominating committee of the Company.

“Conversion Unit”	means a unit issuable on the conversion of the Convertible Loan consisting of one Common Share, one Series A Warrant and one Series B Warrant.

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“Convertible Loan”	has the meaning ascribed thereto under “Description and General Development of the Business – Three Year History – Developments for the Year Ended June 30, 2023”.

“CSE”	means the Canadian Securities Exchange.

“GAAP”	means generally accepted accounting principles in Canada, which is “IFRS” meaning International Financial Reporting Standards.

“Honeywell EPC Agreement”	has the meaning ascribed thereto under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

“Honeywell MIPA”	has the meaning ascribed thereto under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

“Insider”	means:

(a)	a director or senior officer of the Company;

(b)	a director or senior officer of a company that is itself an Insider or subsidiary of the Company,

(c)	a Person that beneficially owns or controls, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or

(d)	the Company itself if it holds any of its own securities.

“IPO”	means the Company’s initial public offering of Common Shares that closed on March 1, 2023 pursuant to which it issued a total of 8,050,000 Common Shares (including full exercise of the over-allotment option) at a purchase price of $0.75 per Common Share for aggregate gross proceeds of $6,037,500.

“Listing Date”	means date the Common Shares commenced trading on the CSE which was February 28, 2023.

“Manlius EPC Agreement”	has the meaning ascribed thereto under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

“MD&A”	means Management’s Discussion and Analysis.

“MJDS”	means the Multijurisdictional Disclosure System.

“Named Executive Officers” or “NEO”	has the meaning ascribed thereto under “Executive Compensation – Executive Compensation”.

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“Nasdaq Global Market”	means the Nasdaq Global Market tier of the Nasdaq Stock Market.

“NI 51-102”	means National Investment 51-102 – Continuous Disclosure, of the Canadian Securities Administrators.

“NI 52-110”	means National Investment 52-110 – Audit Committees, of the Canadian Securities Administrators.

“NP 46-201”	means National Policy 46-201 – Escrow for Initial Public Offerings, of the Canadian Securities Administrators.

“OBCA”	means the Business Corporations Act (Ontario).

“Options”	means stock options to acquire Common Shares issuable pursuant to the Share Compensation Plan.

“Person”	means a company, individual or trust.

“Principal”	means, collectively, Richard Lu, Sam Sun, Andrew van Doorn, Tracy Zheng, Olen Aasen, Paul Pasalic and Paul Sparkes.

“Promoter”	means (a) a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer, or (b) a person or company who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of securities of a particular issue, but a person or company who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such person or company does not otherwise take part in founding, organizing, or substantially reorganizing the business.

“Regulation S”	means Regulation S promulgated under the U.S. Securities Act.

“RSUs”	means restricted share units that upon vesting are redeemed for Common Shares issuable pursuant to the Share Compensation Plan.

“SEDAR+”	means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators.

“Series A Warrant”	means transferrable Common Share purchase warrants of the Company forming part of the Conversion Units, with each Series A Warrant entitling the holder, upon satisfaction of the Series A Warrant Vesting Condition, to purchase one Common Share up to the Warrant Expiry Date at a price of $0.50 per Common Share.

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“Series A Warrant Vesting Condition”	means the Series A Warrants shall become exercisable upon the Company attaining a fully diluted market capitalization of $20 million calculated by multiplying all of the issued and outstanding Common Shares and convertible securities of the Company by its closing price on the stock exchange where its primary trading occurs.

“Series B Warrant”	means a transferrable Common Share purchase warrants of the Company forming part of the Conversion Units, with each Series B Warrant entitling the holder, upon satisfaction of the Series B Warrant Vesting Condition, to purchase one Common Share up to the Warrant Expiry Date at a price of $0.50 per Common Share.

“Series B Warrant Vesting Condition”	means the Series B Warrants shall become exercisable upon the Company completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a “Venture Issuer” as defined in NI 51-102.

“SFF”	Means Solar Flow-Through Funds Ltd.

“SFF Acquisition”	has the meaning ascribed thereto under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

“Shareholders”	means holders from time to time of Common Shares.

“Share Compensation Plan”	means the share compensation plan of the Company adopted on November 4, 2022.

“Tax Act”	means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“Warrant Expiry Date”	means March 1, 2028.

“Warrants”	means the Advisory Warrants, Agent’s Warrants, Series A Warrants and Series B Warrants.

“U.S. Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. Securities Act”	means the U.S. Securities Act of 1933, as amended.

“USA”, “United States”, “U.S.” or “US”	means the United States of America, its territories and possessions, and any state of the United States, and the District of Columbia.

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SELECT SOLAR INDUSTRY TERMS

The following solar industry specific terms are used in this AIF:

“BOS” means balance-of-system

“BTM” means behind-the-meter

“C&I” means commercial and industrial

“COD” means commercial operations date

“CRCE” means Canadian Renewable Conservation Expenses

“EPC” means engineering, procurement and construction

“FIT” means Feed-In-Tariff

“GHG” means Greenhouse Gas

“GW” means Gigawatt

“IEA” means International Energy Agency

“IESO” means Independent Electricity System Operator of Ontario

“IPP” means Independent Power Producer

“IRA” means Inflation Reduction Act of 2022

“ITC” means Investment Tax Credit

“kW” means Kilowatt

“kWh” means Kilowatt hour

“kWp” means Kilowatt peak, or kW, DC

“MPPT” means Maximum Power Point tracking

“MW” means Megawatt

“MWac” means Mega-Watt, Alternating Current

“MWp” means Megawatt peak, or MW, DC

“NMCA” means Net Metering Credit Agreement

“NTP” means Notice to Proceed

“NZ2050” Means Net-Zero by 2050

“O&M” means operations and management

“PCDC” means Pre-Construction Development Costs

“PO” means purchase order

“PPA” means Power Purchase Agreement

“PTO” means Permission to Operate

“PV” means photovoltaic

“QA/QC” means quality assurance/quality control

“REC” means Renewable Energy Certificate

“RPS” means Renewable Portfolio Standards

“VDER” Means Value of Distributed Energy Resources

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CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the OBCA on September 23, 2013 as 2389017 Ontario Inc. On October 11, 2013 its name was changed to Abundant Solar Energy Inc. On October 7, 2022 it completed a share split on a 1:160 basis. On October 17, 2022, it amended its Articles to establish an authorized capital consisting of an unlimited number of Common Shares. On October 17, 2022 its name was changed to SolarBank Corporation.

The Company’s head and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Inter-corporate Relationships

The corporate structure of the Company is outlined in the diagram below and is current as at the date of filing of this AIF.

Subsidiaries

The Company’s subsidiary Abundant Solar Power Inc. (“Abundant USA”) was incorporated in the State of Delaware on December 15, 2016. The registered address of Abundant USA is 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware, 19904 United States. Abundant USA was incorporated to carry out the Company’s operations in the United States.

The Company’s subsidiary OFIT GM Inc. was incorporated in the Province of Ontario on October 3, 2016. The registered address of ACI is 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2. OFIT GM Inc. was incorporated to hold certain ground mounted solar power projects.

The Company’s subsidiary SFF was incorporated in the Province of British Columbia on August 11, 2023. The registered address of SFF is 1200 Waterfront Centre – 200 Burrard Street, Vancouver, British Columbia, V7X 1T2. On October 23, 2023, SFF underwent the process of consolidating nine limited partnerships (the “Predecessor LPs”) and their respective general partnerships into one corporation. On July 8, 2024 the Company acquired 100% of the common shares of SFF pursuant to the SFF Acquisition. SFF holds, through subsidiary entities, a portfolio of 70 operating solar sites located in Ontario with a combined capacity of 28.8 MW operating under long term contracts with the IESO, and owns and is constructing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the IESO.

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DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development, construction and operation of solar photovoltaic (“PV”) power generation projects, Battery Energy Storage Systems, and EV-Charging projects in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects, BESS and EV-Charging stations. The Company is also gaining expertise in other clean and renewable technologies that will enable greater penetration of clean energy.

The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc., and in 2016 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries.

The Company’s success started with the renewable Feed-In-Tariff (“FIT”) program for rooftop and ground mount solar arrays in Ontario, Canada. Since then, the Company has established itself as a trusted developer, engineer, builder and asset operator that enables the proliferation of renewable and clean energy in the pursuit of Net Zero carbon emission goals in the fight against climate change and global warming.

The Company’s core competency is in deeply understanding and mastering the ‘local playbook’ of standard offer programs in numerous energy markets in North America allowing it to successfully gain market share while maintaining low overhead and capital-at-risk. The Company provides simple, reliable, and energy-resilient solutions to its customers that significantly reduce their carbon footprint. The Company has extensive experience working with 1,000+ customers including municipalities, First Nations, community co-operatives, regional economic planning authorities, commercial and industrial businesses, and landowners that value the numerous benefits of resilient renewable energy solutions.

The Company’s leadership team has over 100 years of combined expertise in the renewable and clean energy industry coupled with a strongly defined philosophy and financial vision for successful growth. The team brings expertise in site origination, utility grid interconnection, permitting, financing, Engineering, Procurement and Construction (“EPC”), Operation & Maintenance, and asset management of solar PV power plants to the renewable and clean energy industry. As a total solution provider, the Company brings certainty at speed and scale in site control, government relations, grid interconnection, global supply chain and project financing to bring grid-connected solar power plants to productive operation.

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or Power Purchase Agreement (“PPA”) clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

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●	EPC: The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and other renewable power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company secures sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

●	Independent Power Producer: The Company commenced operating as an IPP since 2023. Previously the Company was carrying out one of the core functions of an IPP as it operates and maintains solar power plants for maximized production (O&M services described further below) and oversees solar power subscribers through two customer support centers in Boston and Chicago. The Company manages PPA and off-take agreements as an asset manager.

●	O&M stands for Operations and Maintenance. It refers to the set of activities, most of them technical in nature, which enable power plants to perform their task of producing energy at or above the expected level of performance, in compliance with applicable regulations. It encompasses several ongoing maintenance processes along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life. O&M consists of three fundamental and principal functions:

●	Preventative maintenance.

●	Reactive maintenance: rapid identification, analysis, and resolution of issues and problems.

●	Comprehensive and detailed monitoring and reporting with adequate and requisite transparency.

In carrying out its O&M services, the Company’s service standards are set out in its O&M contracts. These service standards have been developed over time based on experience and industry best practices. Referring to government agencies and industry associations such the National Renewable Energy Laboratory in the United States and Solar Power Europe, the standards have been developed based on industry experience, reliability, resilience and maximizing system output. Afterwards experience in the field and the close monitoring of system performance has allowed the standards to develop as to adapt to site specific conditions and achieve the highest system output and up time possible. Some references used in the development of the Company’s service standards are as follows: (i) Best Practices for Operation and Maintenance of Photovoltaic and Energy Storage Systems, 3rd Edition National Renewable Energy Laboratory, Sandia National Laboratory, SunSpec Alliance, and (ii) the SunShot National Laboratory Multiyear Partnership PV O&M Best Practices Working Group Operations and Maintenance Best practices guidelines version 5.0 by Solar power Europe.

The Company generates revenues via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers, community solar, and net metering projects under programs such as FIT, Value of Distributed Energy Resources (“VDER”), Net Metering Credit Agreements (“NMCAs”), and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

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Since incorporation, the Company’s team delivered value in Ontario’s FIT program with the completion of hundreds of projects, New York’s Community Solar Program, and an RFP issued by the Maryland Department of Transportation. As a developer, full-service EPC contractor, and asset O&M manager, the Company has been successful in the renewable and clean energy industry working with 1,000 plus stakeholders including property owners, municipalities, indigenous people, co-operatives, electric utilities and regulatory agencies. The Company designed and constructed hundreds of solar power plants, including C&I rooftop installations and ground mount solar farms of varying scale. The Company’s management team has developed, financed and built over 600 C&I projects in Ontario, Minnesota and New York. Through its contracted customer care centers in Boston and Chicago the Company serves more than 3,500 retail electricity customers as community solar subscribers.

The Company’s success in the solar energy market is a result of its creativity, innovation, and ability to think outside of the box, in designing responses to the growing challenges facing the power industry. The Company has managed over $100 million in project financing to-date and has access to low-cost development financing by collaborating with tax-advantaged investment funds seeking CRCE in Canada or federal ITCs in the United States. A tax advantaged investment fund is an investment fund that passes through tax credits to its investors providing investors with tax benefits that allow such funds to offer lower returns to investors. This in turn means that the Company can access funding from such investment funds at a lower cost of capital. There is a risk that if tax credits are eliminated or reduced in the future that such investment funds will have difficulty raising capital and as a result the Company may no longer have access to this form of financing.

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Image above presents Solar Flow-Through Funds’ 70 solar photovoltaic generation projects totalling 28.8 MW DC. The projects operate under the Ontario FIT program.

Three-year history

Developments for the Year Ended June 30, 2022

On November 15, 2021, the Company entered into an Engineering, Procurement, and Construction Agreement with Abundant Solar Power (VC1) LLC for the construction and operation of 298 kW-DC solar energy facilities located in the Village of Cazenovia, Madison County, New York in consideration for cash in the amount of US$488,321.

On November 15, 2021, the Company entered into a Membership Interest Purchase and Sale Agreement with Solar Alliance Energy DevCo LLC, for the sale of its interest in the Cazenovia Facility. This transaction closed in December 2022.

On January 31, 2022, the Company entered into an Engineering, Procurement, and Construction Agreement with Solar Alliance Energy DevCo LLC (US1) for construction and operation of 278 kW-DC solar energy facilities located in the Village of Union Springs, New York in consideration for cash in the amount of US$802,383.20.

Developments for the Year Ended June 30, 2023

On October 3, 2022 the Company completed a convertible bridge loan financing for gross proceeds of $1,250,000 (the “Convertible Loan”). Each Convertible Loan is convertible at the option of the holder thereof into Conversion Units at a conversion price of $0.50 per Conversion Unit at any time. The Convertible Loans mature on the 12 month anniversary of the date of issuance of the Convertible Loans and do not bear interest at any time. Upon the closing of the IPO, the proceeds of the Convertible Loan converted into 2,500,000 Conversion Units at a conversion price of $0.50 per Conversion Unit. Each Conversion Unit consists of one Common Share, one Series A Warrant and one Series B Warrant.

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On March 1, 2023 the Company closed the IPO raising aggregate gross proceeds of $6,037,500. The IPO consisted of a total of 8,050,000 Common Shares (including full exercise of the over-allotment option) issued at a purchase price of $0.75 per Common Share. The Common Shares were offered on a “commercially reasonable efforts” basis pursuant to an agency agreement between the Company and the Agent dated February 10, 2023, which has been entered into in connection with the IPO (the “Agency Agreement”). The Agent received a cash commission of $362,250, a corporate finance fee of $35,000 and reimbursement of its expenses in connection with the IPO. In addition, the Agent received an aggregate of 483,000 Agent’s Warrants.

On March 2, 2023 the Common Shares began trading on the CSE under the ticker symbol “SUNN”.

On March 7, 2023 the Company announced that it had reached Commercial Operation on a 389.7kW DC Solar Ground Mount System in Union Springs, NY. The solar power project passed its final New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program inspection and has been placed into commercial operation.

On March 14, 2023 the Company announced the achievement of commercial operation and financial closing on a 3.544 MW community solar power project in Portland, New York. The project has been sold to a subsidiary of Columbus, Ohio-based Gosh Enterprises, Inc., the parent company of Charleys Cheesesteaks, Bibibop Asian Grill, Lenny’s Grill and Subs, and non-profit Charley’s Kids.

On March 16, 2023 the Company announced achievement of commercial operation and financial closing on a 7 MW community solar power project in Richmond, New York. The project has been sold to a subsidiary of Columbus, Ohio-based Gosh Enterprises, Inc.

On March 21, 2023 the Company announced that it has achieved commercial operation on a solar power project in New York state for Honeywell International Inc. (“Honeywell”). The system has an installed capacity of 683.55kWdc, and is expected to generate over 753,000kWh of clean, renewable energy in its first year of operation.

On May 23, 2023 the Company announced that commercial operation reached on a 195kW DC behind-the-meter system for Honeywell in Syracuse, New York.

On June 5, 2023 the Company announced that its subsidiary, 246 Ontario, has now received the full $6.33 million of Pre-Construction Development Costs (“PCDC”) from the Ontario IESO. PCDC are defined as reasonable costs incurred in development of a project from contract award date to termination date. The PCDC were incurred in connection with certain FIT Contracts in Ontario. The amount represents a full recovery of the PCDC claims submitted by 246 Ontario to the Ontario ISEO. 246 Ontario is owned 49.9% by the Company; however, based on an arrangement between 246 Ontario and SolarBank, SolarBank will receive the full amount of the PCDC recoveries from 246 Ontario.

On June 13, 2023 the Company announced that it has partnered with U.S.-based Rural Energy Development LLC (“RED Renewables”), a provider of solar energy solutions to the commercial agricultural market. The Co-Development Agreement provides for SolarBank to develop and construct solar energy projects introduced by RED Renewables.

On June 19, 2023 the Company announced that is has been added to the ‘CSE 25’ Index as One of the 25 Largest Companies on the CSE.

On June 21, 2023 the Company announces that it has acquired a 67% interest in the US1 Project and VC1 Project, each located in New York. Operating as an Independent Power Producer is a key pillar of the Company’s business model. The first project is the US1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. Per the PPA with the municipality, the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 389.7kW DC and is expected to generate an estimated 578,000 kWh of clean, renewable energy in its first year of operation.

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The second project is the VC1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Cazenovia, N.Y. Per the PPA with the municipality, the system will sell electricity to the municipality via remote net metering. The system has an installed capacity of 297.9kW DC and is expected to generate an estimated 387,000 kWh of clean, renewable energy in its first year of operation.

On June 27, 2023 the Company announced that the 5.9MW, DC, Community Solar Project in the Town of Manlius, Onondaga County, New York is permitted and under construction for Solar Advocate Development LLC. SolarBank has entered into an EPC agreement with Solar Advocate Development LLC with a total value of approximately US$11.35 million (the “Manlius EPC Agreement”).

On June 28, 2023 the Company announced that the Ontario IESO has awarded 60 MWh of Battery Energy Storage Systems (“BESS”) in response to proposals submitted by SolarBank on behalf of investors. This consists of three projects in Ontario, each has a discharge capacity of 4.74 megawatts with 18.96 megawatt hours of storage. The proposed projects are owned by SFF, two First Nations communities, and a third party developer in Ontario.

Developments for the Year Ended June 30, 2024

On July 10, 2023 the Company announced that it has made a strategic investment in a Canadian solar project developer and operator by acquiring from existing limited partners an aggregate of 42,500 limited partnership units of the Solar Flow-Through 2016-I Limited Partnership, a partnership that is part of the group of Solar Flow Through Funds. The total purchase price for the Units was $2,465,000. The purchase price for the Units was based on an independent valuation report that was prepared for SFF in connection with the unitholder meetings to approve a restructuring of limited partnerships into a single corporation.

On July 19, 2023 the Company announced that it has received positive interconnection results on 7 MW ground mount site (Hardie) in Upstate New York.

On July 26, 2023 the Company announced that it has awarded a contract to Polar Racking, a leading North American supplier and manufacturer of solar mounting solutions, to supply its CORE fixed tilt ground mount solar mounting solution, and ballasted foundations to the Manlius and Geddes projects that are being developed by the Company. The Manlius project is being developed by the Company for Solar Advocate Development LLC and, subject to receipt of financing, the Company intends to own and operate the Geddes project.

On August 3, 2023 the Company announced that it has awarded a contract to Hewitt Young Electric, LLC to provide electrical subcontracting work for the Geddes project that is being developed by the Company. Subject to receipt of financing, the Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 MW is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets.

On August 21, 2023 the Company announced that it has secured funding of up to US$20 million from Honeywell to advance 21 MW DC ground-mount solar power projects that are under development in upstate New York (the “SB Projects”). The SB Projects are known as SB-1, SB-2 and SB-3.

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB Projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects that it will retain an operations and maintenance contract for the SB Projects following the completion of construction.

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On September 21, 2023 the Company announced that it has executed a lease agreement on a proposed 7MW ground mount solar project site in Upstate New York and 16.817MW ground mount solar project site in Alberta. The Alberta Utilities Commission (“AUC”) has announced a pause on approvals of new renewable electricity generation projects over one megawatt until Feb. 29, 2024, and that it will review policies and procedures for the development of renewable electricity generation. This pause impacted the Company’s receipt of interconnection approval for the project from the AUC. With the pause expiring on February 27, 2024, the Alberta Government has formally announced the direction its new policy on renewables will take. The Minister of Affordability and Utilities, in a letter to the AUC, directed the AUC to develop policy for the approval of renewable energy developments. As a result of the restrictive terms of the new policy the Company has determined that the Alberta project is no longer feasible . As a result it will no longer be proceeding with the Alberta project.

On September 26, 2023 the Company announced that it has completed mechanical construction of the Community Solar Project in the Town of Manlius, Onondaga County, New York. The 5.9MW Project was constructed for Solar Advocate Development LLC under the terms of the Manlius EPC Agreement. All civil work is complete, along with the mechanical installation of racking and modules. The next step is completion of some final electrical work and acceptance testing. The project is expected to become operational during the fourth quarter of calendar year 2023.

On October 2, 2023 the Company announced that it has commenced major construction on the Geddes project that is being developed by the Company in Geddes, New York. Current activities include civil work and the commencement of the racking and module installation. Subject to receipt of financing, the Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. Based on its forecast project schedule, the Company anticipates that construction of the Geddes project will be completed in the 1st quarter of calendar 2024.

On October 3, 2023, the Company entered into three EPC agreements for the construction of three separate BESS projects (the “BESS Projects”) that were previously announced in June 2023, with a total contract value of approximately $36 million. The Projects are owned by SFF, two First Nations communities, and a third party developer in Ontario through holding companies. The BESS Projects are known as 903, OZ-1 and SFF 06 and are subject to the following agreements:

(i)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for 903 Project (the “903 EPC Agreement”);

(ii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and the Company for OZ-1 Project (the “OZ-1 EPC Agreement”); and

(iii)	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and the Company for SFF 06 Project (the “SFF 06 EPC Agreement”).

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026, but the Company intends to have them completed for operation by the summer of 2025. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. Lithium-iron-phosphate technology allows for the greatest number of charge/discharge cycles, making it the optimal selection for stationary energy storage systems.

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On October 23, 2023, the Company acquired control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “OFIT Projects”) for consideration of 278,875 Common Shares for a total value of $2.15 million (the “OFIT Transaction”). OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”), have been operating the OFIT Projects since 2017. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company is indirectly a shareholder of the Purchased Entities and has indirectly received one-third of the Common Shares issued as consideration pursuant to the OFIT Transaction. As a result, the transaction is considered a related party transaction.

On December 4, 2023, the Company acquired a 100% interest in the US1 Project and VC1 Project, each located in New York (the “US1/VC1 Projects”). The Company previously held a 67% interest in the US1/VC1 Projects and has now acquired the remaining 33% from the minority partner for a cash purchase price of US$70,000. The first project is the US1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Union Springs, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 389.7kW DC, will sell electricity to the municipality via remote net metering. The second project is the VC1 Project which is a ground-mount solar power project located at a municipally-owned utility campus in the Village of Cazenovia, N.Y. Pursuant to the PPA with the municipality, the project, with an installed capacity of 297.9kW DC, will sell electricity to the municipality via remote net metering.

On February 13, 2024, the Company announced that the Cboe Canada Exchange granted final approval of the Company’s listing application. The Common Shares were listed and available for trading on Cboe Canada Exchange at the start of trading on February 14, 2024. The Company’s existing trading symbol “SUNN” remained unchanged, and its Common Shares were delisted from the Canadian Securities Exchange at the close of market on February 13, 2024.

On March 19, 2024, the Company entered into the Arrangement Agreement with SFF to acquire all of the issued and outstanding common shares of SFF (each, a “SFF Share”) that it does not already own through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal.

On April 8, 2024, the Company’s Common Shares commenced trading on the Nasdaq under the symbol “SUUN,” while its Common Shares continued to trade on the Cboe Canada under the symbol “SUNN”.

On April 10, 2024, the Company announced that it closed its previously announced acquisition from Storke Renewables, LLC of a development stage solar project located in the Town of Camillus, New York on a closed landfill (the “Storke Project”). The Company intends to develop a 3.15 MW DC ground-mount solar power project on the site that will operate as a community solar project.

The Storke Project has received interconnection approval and its special use permit. With the receipt of the special use permit, the Company’s final step in the development process is to secure the necessary financing for the construction of the Storke Project. SolarBank is evaluating its options for this project which include selling the project to a third party or developing this project as part of its independent power producer portfolio of assets.

On April 11, 2024, the Company announced that it completed mechanical construction on the previously announced SB Projects that are under development in upstate New York for Honeywell.

On April 15, 2024, the Company announced that it commenced construction on a 1.4 MW DC rooftop solar project for Fiera Real Estate (“Fiera”) in Alberta (the “Fiera Project”) as a pilot project. The Fiera Project is expected to operate as a “Small Scale Generator” and received interconnection approval in December 2023, full permitting in March 2024 and is currently undergoing the process of engineering, procurement and final design. Construction of the Fiera Project is expected to be completed in November 2024. The Company, with the support of Zathura Investments, is providing development and EPC services under an EPC agreement with Fiera and expects to complete additional projects for Fiera in the future.

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On April 26, 2024, the Company announced that it has partnered with TriMac Engineering of Sydney, Nova Scotia (“TriMac”) to develop a 10 MW DC community solar garden in the rural community of Enon, and three 7 MW DC projects in Sydney, Halifax and Annapolis, Nova Scotia respectively (the “TriMac Projects”). The TriMac Projects are being developed under a Community Solar Program that was announced by the Government of Nova Scotia on March 1, 2024 and are owned by AI Renewable Fund. TriMac and the Company are currently planning to apply for Community Solar Program Contract from Nova Scotia by July 2024. If approved, construction is expected to commence in 2025.

On May 23, 2024 the Company announce that it has entered into an amended and restated equity distribution agreement (the “Amended Distribution Agreement”) with Research Capital Corporation (“RCC”) and Research Capital USA Inc. (together with RCC, the “Agents”) to amend the Company’s existing at-the-market equity program (the “ATM Program”). The Amended Distribution Agreement restates and supersedes the previous equity distribution agreement, dated June 29, 2023, between the Company and RCC to expand the prior Canadian at-the-market equity program to the United States.

Under the Amended Distribution Agreement, the Company may issue common shares of the Company having an aggregate offering price of up to US$15,000,000 (the “Offered Shares”) under the ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from sales of Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

Sales of Offered Shares, if any, will be made through the Agents in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended, on the Cboe Canada Inc. and the Nasdaq Stock Market, or any other applicable “marketplace” for the common shares in Canada. The Company is not obligated to make any sales of Offered Shares under the Amended Distribution Agreement.

The Company will pay the Agents a commission of 2.0% of the gross offering proceeds from each sale of Offered Shares and has agreed to provide the Agents with customary indemnification and contribution rights. The Company will also reimburse the Agents for certain specified expenses in connection with the entering into and performance of the Amended Distribution Agreement.

On June 24, 2024 the Company announces that it has entered into a loan agreement with Seminole Financial Services, LLC (“Seminole”) for an initial US$2,600,000 construction to mini-perm loan (the “Seminole Loan”) that will be used to complete construction of the Geddes Project located in Upstate, New York (the “Geddes Project”). The Geddes Project is expected to reach operational and being producing power during the fourth quarter of 2024 and the Company owns and operates the Geddes Project as a community solar project.

The material terms of the Seminole Loan are as follows:

●	the Seminole Loan will be advanced as a construction loan having principal amount of $2,600,000;

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●	upon substantial completion of the Geddes Project and the Geddes Project receiving permission to operate, the Loan shall convert into a mini-perm loan;

●	no shares are issuable in connection with the Seminole Loan; and

●	the Seminole Loan is secured against the assets associated with the Geddes Project and the Company has provided a guarantee of completion and payment.

Developments subsequent to the Year Ended June 30, 2024

On July 8, 2024, the Company acquired all of the SFF Shares under the terms of the Arrangement Agreement, pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). As a result of the Arrangement, SFF is a wholly-owned subsidiary of the Company.

SFF owns 70 operating solar sites located in Ontario with a combined capacity of 28.8 MW operating under long term contracts with the IESO, and owns and is constructing three battery energy storage system projects in Ontario with an aggregate discharge capacity of 14.97 MW and are expected to operate under long term guaranteed capacity contracts from the Ontario IESO. SFF and the Company will have a combined capacity of approximately 47 MW, including the Company’s IPP assets. The Arrangement is expected to add recurring revenue from existing IPP assets of SFF: $9.2 million for SFF calendar year 2023; and $9.4 million for SFF calendar year 2022.

Under the terms of the Arrangement Agreement, the Company agreed to issue up to 5,859,561 Common Shares as consideration for the aggregate purchase price of up to $41.8 million, representing $4.50 per SFF Share acquired. The number of Common Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Arrangement Agreement which is equal to $7.14 (the “Agreement Date VWAP”). Through the Arrangement, the Company acquired SFF’s 70 operating solar power sites, along with its pipeline of BESS and electric vehicle charging stations.

The consideration for the Arrangement consists of an upfront payment of 3,575,632 Common Shares (valued at $25.53 million) that were issued on closing and a contingent payment of up to an additional 2,283,929 Common Shares (valued at $16.31 million) in the form of contingent value rights (“CVRs”) that were issued on closing. The Common Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the 2-debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. (“Evans & Evans”) will revalue the BESS portfolio, following which the Company has agreed to issue Common Shares in the aggregate value equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans plus the sale proceeds of any portion of the BESS portfolio that was sold, in either case divided by the Agreement Date VWAP. The maximum number of additional Common Shares issuable for the CVRs will be 2,283,929 Common Shares.

The Arrangement was carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and the transaction was approved at a special meeting held on June 19, 2024 (the “SFF Meeting”) by: (i) 99.50% of the votes cast by the SFF common shareholders and holders of SFF tracking shares (the “SFF Tracking Shares”) present in person or represented by proxy, voting together as a single class; (ii) 99.62% of the votes cast by SFF common shareholders present in person or represented by proxy, voting together as a separate class; and (iii) 98.75% of the votes cast by holders of SFF Tracking Shares present in person or represented by proxy, voting together as one separate class.

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There are three classes of SFF Tracking Shares. Each class of SFF Tracking Shares is linked to a separate lawsuit where SFF is plaintiff seeking to recover damages for the termination of certain solar power project development contracts. If the lawsuit that is linked to a class of SFF Tracking Shares is successful, the shareholder of such SFF Tracking Shares will have the option to receive its pro-rata share of the net settlement award or to convert such amount into Common Shares.

Under the terms of the Arrangement, SFF shareholders received consideration of (i) $25.53 million, representing approximately $2.75 per SFF Share or 0.3845938 of a Common Share for every SFF Share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for Common Shares representing up to approximately $1.75 per SFF Share or up to 0.2456582 of a Common Share for every SFF Share.

Prior to the SFF Meeting, the Company converted $4.7 million of a receivable that is due from SFF to the Company into 1,052,599 SFF Shares for the purpose of voting such shares in favor of the Arrangement at the SFF Meeting.

All Common Shares issued in the Arrangement, including Common Shares issuable on conversion of the CVRs or SFF Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release Date	Percentage
Closing	0%
6 Months from Closing	5%
12 Months from Closing	5%
18 Months from Closing	5%
24 Months from Closing	5%
27 Months from Closing	20%
30 Months from Closing	20%
33 Months from Closing	20%
36 Months from Closing	20%

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams and that is discussed in this paragraph. For C&I end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above which is the result of an integrated growth solution.

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The Company has an existing development pipeline of solar PV projects that totals approximately 1,142 MW and BESS projects that totals approximately 162 MW. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing development pipeline is broken down as follows:

	Total	BESS (MWh)	PV (MW)
Operational	32 MW		32
Under Construction	85 MW	60	25
Advanced Development	140 MW	2	138
Development	1,079 MW	100	979
Total	1,336 MW	162	1,174

The Company expects to complete projects with more total MWp in the current fiscal year than were completed in the fiscal year ended June 30, 2024. The Company will continue its tradition in project execution with simplicity, focus, and speed to enhance its leading position in cost competitiveness, with time to COD as a key measure of operation excellence.

NARRATIVE DESCRIPTION OF THE BUSINESS

Summary of the Business

Industry Overview

People need energy for nearly everything they do. The majority of the energy sources on earth are still coal and natural gas, representing close to 60% of global electricity supply.1 However, fossil fuel reserves are limited.

Conversely, the sun has all the energy our civilization needs. About 173,000,000 GW of Solar energy continue to reach the Earth’s surface.2 The US Department of Energy revealed that about 430 quintillion Joules (1.19e+14 kWh) of solar energy strikes the earth every hour.3 A single hour of solar energy could provide enough energy to power the planet for a year. Unlike conventional energy sources, it will take 5 billion years for the sun to run out of fuel.4

93% of the global population lives in countries that have an average daily solar PV potential between 3.0 and 5.0 kWh/kWp.5 Because of this abundance of solar power, we only need a small percentage of the planet’s surface to harvest enough energy to power the planet. For example, in Ethiopia just 0.005% of the country’s land area could generate sufficient power to cover existing needs, and in Mexico that figure is just 0.1%.6

Solar PV potential varies across Canada, with the highest insolation in southern Saskatchewan, Alberta, Manitoba, and Ontario, and the lowest in northern and coastal regions.7 The National Energy Board of Canada expects that by 2040, solar power will generate 13% of the country’s electricity.8

1 International Energy Agency. Global Energy Review 2020. https://www.iea.org/reports/global-energy-review-2020/renewables

2 Pierce, E.R. (2016). Top 6 Things You Didn’t Know About Solar Energy. U.S. Department of Energy.  www.energy.gov/articles/top-6-things-you-didnt-know-about-solar-energy.

3 Ashrafun Nushra Oishi, A.N., Meer Shadman Shafkat Tanjim and M. Tanseer Ali (2019). Loss Analysis of Market Available Solar Cells and Possible Solutions. Journal of Scientific & Engineering Research, Volume 10, Issue 9, September-2019 ISSN 2229-5518.

4 Scudder, J. (2015). The sun won’t die for 5 billion years, so why do humans have only 1 billion years left on Earth? https://phys.org/news/2015-02-sun-wont-die-billion-years.html

5 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

6 Solar Photovoltaic Power Potential by County (2020). https://www.worldbank.org/en/topic/energy/publication/solar-photovoltaic-power-potential-by-country

7 Market Snapshot: Which cities have the highest solar potential in Canada? (2018) https://www.cer-rec.gc.ca/en/data-analysis/energy-markets/market-snapshots/2018/market-snapshot-which-cities-have-highest-solar-potential-in-canada.html

8 National Energy Board. Canada’s Energy Future 2017: Energy Supply and Demand Projections to 2040 (2017) https://www.cer-rec.gc.ca/en/data-analysis/canada-energy-future/archive/2017/2017nrgftr-eng.pdf

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Solar power is more affordable, accessible, and prevalent in the United States than ever before. From just 0.34 GW in 2008, U.S. solar power capacity has grown to an estimated 97.2 GW today.9 This is enough to power the equivalent of 18 million American homes at average consumption.10 Today, over only a small percentage of U.S. electricity comes from solar energy. According to the US Department of Energy, with aggressive cost reductions, enabling policies, and large-scale electrification, solar could account for as much as 40% of the nation’s electricity supply by 2035 and as much as 45% by 2050.11

Annual Photovoltaic Potential:
South-facing with Latitude Tilt
0 - 500 kWh/kWp
500 - 600
600 - 700
700 - 800
800 - 900
900 - 1000
1000 - 1100
1100 - 1200
1200 - 1300
1300 - 1400
1400 +
Whitehorse
Iqaluit
Yellowknife
St. John's
Edmonton
Victoria
Charlottetown
Regina
Winnipeg
Québec
Fredericton
Halifax
Ottawa
Toronto

© Her Majesty the Queen in Right of Canada, as represented by the Minister of Natural Resources, 2020

9 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

10 U.S. Department of Energy. Solar Energy in the United States. https://www.energy.gov/eere/solar/solar-energy-united-states

11 U.S. Department of Energy. Solar Futures Study (2021) https://www.energy.gov/sites/default/files/2021-09/Solar%20Futures%20Study.pdf

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SOLAR RESOURCE MAP

PHOTOVOLTAIC POWER POTENTIAL

UNITED STATES OF AMERICA

130°W
120°W
110°W
100°W
90°W
80°W
70°W
50°N
40°N
30°N
Portland
Boise
Minneapolis
Detroit
Boston
Omaha
Chicago
New York
Salt Lake City
Denver
Columbus
Philadelphia
St. Louis
Washington, D. C.
San Francisco
San Jose
Virginia Beach
Las Vegas
Albuquerque
Oklahoma City
Memphis
Charlotte
Los Angeles
Phoenix
Atlanta
Dallas
San Diego
Jacksonville
San Antonio
Houston
Tampa
Miami
Hawai
Honolulu
© 2019 The World Bank
Source: Global Solar Atlas 2.0
Solar resource data: Solargis
500 km

Long term average of PVOUT, period 1999-2018

Daily totals:	2.0	2.4	2.8	3.2	3.6	4.0	4.4	4.8	5.2	5.6	kWh/kWp
Yearly totals:	730	876	1022	1168	1314	1461	1607	1753	1899	2045	

This map is published by the World Bank Group, funded by ESMAP, and prepared by Solargis. For more information and terms of use, please visit http://globalsolaratlas.info.

Products and Services

The Company recognizes revenue from project development service and EPC services. The Company provides solar energy solutions by developing, permitting, designing and building BTM solar power generation and transmission or distribution electricity grid connected community solar gardens and utility scale solar farms. While the Company’s focus is on delivering solar power plants from site origination to commercial operation, and the operation and management of the solar power assets, the Company also provides renewable and clean energy project development, EPC, O&M and asset management services for a fee.

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A description of the Company’s three focus areas: BTM solar power generation, community solar and utility scale solar farms are as follows:

Behind-the-Meter (BTM) Solar Power Generation

The most effective method to achieve Net-Zero carbon emissions from buildings is to build them all electric, with grid electricity coming from renewable sources such as solar and wind (long-term) and BTM power plants (solar or BESS) to provide zero emission renewable solar power onsite for the building’s self-use (immediate).

The term “behind-the-meter” refers to energy production and storage systems that directly supply C&I buildings with electricity. Commercial and Industrial solar panels are considered to be behind-the-meter, as are C&I BESS —the energy that is produced or stored by these systems is separate from the grid and does not need to be counted by a meter before being used, so they are positioned behind the meter. Behind-the-meter, however, is not the same as “off-grid”. Most behind-the-meter energy systems are still grid-tied, which means they maintain a connection to the electrical grid. The energy the solar PV systems provide do not pass through an electricity meter before it is used by a C&I business, but, when the panels are not in use (when there is no sunlight), energy from the grid is sent to the C&I business, and that energy must pass through a meter first so that it can be accounted for by the utility.

All electricity end customers sit behind the meter. A BTM solar power plant can be net metered, through which the excess solar energy produced by the plant can be sent back to the grid in return for a credit or money from the local utility. BTM solar power plants have the following benefits:

●	Energy cost savings,

●	Control over project operations and maintenance,

●	Self-consumption of distributed generation (usually solar PV),

●	Visible commitment to sustainability (with solar PV), and

●	Resiliency (with battery storage).

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All provinces and territories in Canada offer net metering program though the details may differ.12 Forty-one States in the US, in addition to Washington, D.C., American Samoa, U.S. Virgin Islands and Puerto Rico offer net metering programs.13 The BTM solar projects are reasonable in size (average 300 kWp) as rooftop, carport or ground mount systems, and could be profitable with a targeted 15% gross margin. The Company can be a turn-key service provider to commercial and industrial (“C&I”) customers for them to own BTM solar power plants on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and third party ownership.

There has been an increased interest in BTM solar projects and BESS. Existing buildings are responsible for 18% of Canada’s GHG emissions, BTM solar power generation provides a readily available solution toward the goal of Net-Zero by 2050.14

Community Solar & BESS

Solar power can help reduce CO2 emissions mainly by being a clean and renewable source of electricity. Solar power is not dependent on burning fossil fuels or other products; instead, it uses electrons captured from the sun’s energy for electricity creation. Therefore, solar energy does not create greenhouse gases for energy production at residential or C&I subscribers’ locations. Community Solar farms provide opportunities for the subscribers to do their part in achieving the Net-Zero goal.

Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

Community solar projects are usually 3 – 7 MWp each in size (see below a Company developed 3 MWp solar farm in Portland, NY, USA) subject to State regulation. Community solar capacity has increased because more projects have come online and because projects have generally become larger over time. Economies of scale enable cost-effective construction of a renewable energy system at a site with optimal renewable resource availability.

12 Alberta: https://www.epcor.com/products-services/power/micro-generation/Pages/net-metering.aspx; British Columbia: https://app.bchydro.com/accounts-billing/electrical-connections/net-metering.html; Saskatchewan: https://www.saskpower.com/Our-Power-Future/Powering-2030/Generating-Power-as-an-Individual/Using-the-Power-You-Make/Net-Metering; Manitoba:

https://www.hydro.mb.ca/accounts_and_services/generating_your_own_electricity/?_ga=2.88824211.949710914.1666383471-1665874008.1666383471; Ontario: https://www.hydroone.com/business-services/generators/net-metering; Quebec:

http://www.hydroquebec.com/residential/customer-space/account-and-billing/understanding-bill/residential-rates/net-metering-option.html; PEI: https://www.maritimeelectric.com/services/articles/net-metering/; Nova Scotia:

https://energy.novascotia.ca/renewables/programs-and-projects/enhanced-net-metering; New Brunswick:

https://www.nbpower.com/en/products-services/net-metering/; Newfoundland:

https://www.newfoundlandpower.com/My-Account/Usage/Electricity-Rates/Net-Metering; Yukon:

https://yukon.ca/en/micro-generation-program; Northwest Territories: https://www.inf.gov.nt.ca/en/NetMetering; Nunavut:

https://www.qec.nu.ca/customer-care/generating-power/net-metering-program.

13 National Renewable Energy Laboratory. Net Metering. https://www.nrel.gov/state-local-tribal/basics-net-metering.html

14 Natural Resources Canada. Green Buildings. https://www.nrcan.gc.ca/energy-efficiency/green-buildings/24572

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Community solar farm projects leverage economies of scale and often offer quick to market solutions for scales of approximately 1,000 homes/7 MWp. Additional advantages include, shared transaction costs often make this procurement option less expensive than self-supply, and customers are generally not responsible for maintenance and upkeep.

Utility Scale Solar & BESS

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production. For comparison, the average American household uses approximately 900 kWh. A utility-scale solar power plant can utilize several solar technologies including primary PV, tracking (rotate to track the sun’s movement) or fixed racking (does not track the sun’s movement).

What distinguishes utility-scale solar from distributed generation is both project size and the fact that the electricity is sold to wholesale energy buyers, not end-use consumers. Virtually every utility-scale solar facility has a PPA with a corporation, an IPP or a utility, guaranteeing a market for its energy for a fixed term of time. Utility scale systems also participate in monthly and spot auction markets for energy, capacity, and ancillary services.

Utility-scale solar has become a growing source of electricity in the world. Many utility-scale solar designs can also include energy storage capacity that provides power when the sun is not shining and increases grid reliability and resiliency.

To reach NZ2050, every industry requires power and every business needs to decarbonize. Many companies will need to partner with solutions providers such as the Company to help put them on a net-zero trajectory, and utility scale solar farm is a commercially viable decarbonization solution for reaching the Net-Zero carbon emission goal.

Customers and Sales Channels

The pursuit of Net-Zero carbon emissions comes a rising demand for renewable energy. Customers are increasingly capitalizing on the climate benefits of renewables; they are looking for renewable energy to meet rising energy needs; they want to benefit from the improving economics of renewable energy via subsidies; and they want to move their businesses away from fossil fuel dependency. Based on application, the Company has customers in the following market segments: BTM, Community Solar, Corporate PPA, and Utility PPA.

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Behind the Meter (BTM) Solar for C&I Customers

Corporate Net-Zero goals boost BTM solar growth. The C&I BTM solar market, which consists of on-site solar power generation primarily for self use has grown rapidly in recent years. Net-Zero adoption by businesses, non-for-profits and governments will help continue to increase the demand for BTM solar segments. Many C&I customers are becoming more interested in making sustainability-focused choices. With little more than 1% of commercial electricity demand served by on-site solar, there remains significant opportunity for growth in the BTM solar segment.

All subnational jurisdictions in Canada and the United States have net metering programs for BTM solar projects.15 The Company delivers BTM projects to C&I customers with in-house expertise, enabling economic progress on Net-Zero goals. A residential BTM market segment also exists; however, the Company sees Community Solar as its strongest opportunity to serve mass market residential customers.

15 See notes 12 and 13.

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Community Solar for Mass Market Subscribers

A Community solar subscription is tied to an offsite solar farm, or solar garden and allows homeowners, renters, small businesses, religious organizations, and other not-for-profits to purchase solar energy without the need to install panels on their property. Rather than purchasing energy solely sourced from utility-scale generators, such as coal and natural gas power plants, some or all electricity is sourced from the community solar project. Subscribers are billed for the solar energy and are credited on their utility bill. In many cases, this creates a discount over conventional electricity purchases. Community solar is especially appealing to those customers who are unable or unwilling to install a renewable energy generator at their residence or commercial facility but still seek the economic and environmental benefits of solar energy.

As of December 2021, Community solar projects are located in 39 states, plus Washington, D.C. 22 states, plus Washington, D.C., have policies that support community solar. Community solar projects represent more than 3,200 MWac of total installed capacity.16 The Biden Administration wants community solar to reach 5 million households by 2025 and create $1 billion in energy bill savings.17

Community Choice Aggregation (“CCA”) is an alternative to the investor-owned utility energy supply system in which local entities in the United States aggregate the buying power of individual customers within a defined jurisdiction to secure an alternative energy supply contract. The CCA chooses the power generation source on behalf of the consumers; and thus have the potential to be a major source of viable customers for community solar projects, representing very large contracts for community solar generators. The main goals of CCAs have been to either lower costs for consumers or to allow consumers greater control of their energy mix, mainly by offering cleaner generation portfolios than many local utilities.

Seven states in the United States have enacted CCA-enabling laws.18 CCAs have set national green power and climate protection records while reducing power bills. CCAs have won National Renewable Energy Laboratory and Environmental Protection Agency recognition for supplying significantly higher amounts of renewable energy while maintaining rates that are competitive with conventional fossil fuel and nuclear-based utility power.19 CCAs are therefore already conspicuous leaders in green power innovation, receiving the U.S. Environmental Protection Agency’s “green power leadership awards” for achievements in renewable energy. The Company has existing intends to in the future establish relationships with CCAs as a primary method of entry into the Community Solar project market.

Corporate America and IPP Customers

Regulation, investor activism, and rising consumer interest are among the factors pushing companies to benchmark and improve the sustainability performance of their offerings. Both governments and consumers are demanding companies reduce emissions and their environmental footprint. As a result, a growing demand exists for renewable electricity generation from large corporations. Globally, thousands of companies have set or are in the process of setting commitments to emissions reduction. In addition, hundreds of large US-based companies have committed to net-zero targets, many of which have set ambitious emissions reductions targets by 2030 or sooner.

Solar PPAs continue to evolve, with corporations increasingly procuring solar generation offsite. Major customers include renewable investment funds, RE100 corporations, and government administrations. Corporate solar PPAs can be classified as follows:

●	Physical PPA: a contract for the purchase of power and associated Renewable Energy Credits from a specific renewable energy generator to a purchaser of renewable electricity.

16 National Renewable Energy Laboratory. Community Solar. https://www.nrel.gov/state-local-tribal/community-solar.html

17 U.S. Department of Energy. DOE Sets 2025 Community Solar Target to Power 5 Million Homes. https://www.energy.gov/articles/doe-sets-2025-community-solar-target-power-5-million-homes

18 National Renewable Energy Laboratory. Community Choice Aggregation (CCA) Helping Communities Reach Renewable Energy Goals. https://www.nrel.gov/state-local-tribal/blog/posts/community-choice-aggregation-cca-helping-communities-reach-renewable-energy-goals.html

19 See note 18.

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●	Financial PPA: a financial arrangement between a renewable energy generator and a consumer. A Financial PPA does not include the electricity delivery to the buyer, and so the buyer can be located in a different power market. A Financial PPA involves crediting the consumer for the generator’s production.

Corporate solar PPA prices vary widely from state to state. From 2020 to 2021, there were reductions in levelized electricity costs for commercial and utility-scale PV plus-storage systems. The levelized cost of electricity of utility-scale stand-alone PV fell from 4.6 cents/kWh in Q1 2020 to 4.1 cents/kWh in Q1 2021.20 State-by-state variance in contract prices is a function of avoided cost, resource availability and state incentives. PPA rates continue to decline, increasing viability and market opportunity in more jurisdictions. Falling component and build costs and attractive financing make solar the lowest-cost generation alternative in many states. Corporate customers are also negotiating shorter PPA terms to maximize future flexibility.

Traditional Energy Utilities as Customers

For the United States, the path to NZ2050 entails a comprehensive and rapid effort to decarbonize the economy. America’s annual GHG emissions come from a variety of sources, spanning every sector. Demand from utilities for renewable energy is expected to continue to grow in line with the broader economy. Utilities form the largest share of demand globally, particularly in the Americas, as they are required by law to meet RPS. They also have increased exposure to the merchant market (non-PPA), which will start to account for a larger share of solar PV installations.

Customers Buy Solar Renewable Energy Certificate (“REC”) Off-Sets

One way that the decarbonization effort is being pursued by lawmakers is the creation of RPS at the subnational level. An RPS makes it law for utilities to source a certain percentage of the electricity they sell to customers from renewable energy sources. This is done via REC trading systems.

To facilitate compliance with RPS requirements, states have adopted a market-based system of tradable RECs that represent the legal property rights to the environmental benefits of one MWh of renewable electricity generation. A REC is issued for every MWh of electricity generated and delivered to the electric grid from a renewable energy resource.

In the REC state markets, various RPS regimes require electricity suppliers to secure a portion of their electricity from renewable power plants. Utilities must generate RECs themselves via self-owned renewable generation, purchase them from renewable generators, or else pay a penalty that is generally higher than the market rate for RECs.

All green power supply options involve the generation and retirement of RECs. Renewable energy providers can unbundle energy from RECs - selling energy as “brown” power and the RECs on the open market. REC sales involve no physical delivery of electricity to customers. One way to think of RECs is that they represent the “solar” aspect of the electricity that was produced.

REC generation and sales are a key revenue stream for utility-scale renewable projects owned by IPPs. In many cases, it is the value of RECs that make these large projects financially viable. REC markets vary by state in line with RPS requirements. As governments more aggressively pursue their carbon emissions targets in the lead up to 2030 and 2050, the Company expects RPS requirements to escalate accordingly and REC prices to increase.

20 Vignesh Ramasamy, David Feldman, Jal Desai, and Robert Margolis. U.S. Solar Photovoltaic System and Energy Storage Cost Benchmarks: Q1 2021, https://www.nrel.gov/docs/fy22osti/80694.pdf

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Operations Process

Leveraging the Company’s development expertise means that it can finish turnkey solar projects in an efficient and timely manner. The Company’s process has five phases: Site Origination; Development; Financing; Engineering, Procurement and Construction; Operation & Maintenance and Asset Management. This process has been tested and verified and has brought the Company success.

Phase 1 - Site Origination to Bankable Lease

●	Policy analysis: Political analysis, environmental, permitting, land use.

●	Prioritize low-cost interconnection sites.

●	Financial analysis: Incentive framework, IRR analysis and relevant investment threshold.

●	Site control: identification, evaluation and execute bankable lease to grow its greenfield Pipeline with efficient site acquisitions, affordable land with low property tax rates.

●	Acquisition of development pipelines.

Phase 2 - Development to Notice To Proceed (NTP)

●	Evaluate and prioritize projects with the highest likelihood of success.

●	Grid interconnection studies: detailed discussions with the electrical utilities to determine the most economical methods of connecting the projects to the electrical grid, could result in Connection Impact Assessments, Connection Cost Assessments, Connection Agreements.

●	Permitting: municipal, state and/or federal permits and approvals, site plan optimization and approval, multiple approvals from zoning, planning and town boards and city council are required depending on the type and size of the project. Projects may also involve a county level review.

●	Environmental and required regulatory permits to ensure that the project will not significantly negatively impact the surrounding natural environment.

●	Incentives and PILOT/Tax.

●	PPA rates, off-taker credit, post-contract assumptions.

Phase 3 - Financing

●	Sponsor equity: Draw on sponsor equity commitments from family office and other investors.

●	Investment tax credit: Source tax equity from providers.

●	Long-term debt: Opportunistically add project-level debt or bank leverage to maximize returns.

●	Construction Financing: project cost and budgeting.

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Phase 4 - Delivery: Engineering, Procurement and Construction to COD/PTO

●	EPC selection and negotiation, vet EPC partners based on experience and track record, run targeted RFPs with firms that the company has a close relationship with.

●	Further fieldwork such as geotechnical investigation, legal or topographical surveys, and site assessments.

●	Electrical, civil, mechanical and structural engineering design, including erosion and sediment control plan, Issue For Construction drawings.

●	Construction permits such as building permits and entrance and address permits.

●	Procurement: supplier negotiation on price and on-time delivery to the sites (solar panels, racking, inverter and BOS), procurement of electrical equipment is a critical step done as soon as the engineering phase has finalized its design. Some equipment such as transformers can take up to 16 weeks of lead time for delivery.

●	Work closely with local utilities and EPC firms to streamline the construction process.

●	Contracting: installers contracting.

●	Fencing and Safety: Fencing of the project site, coordinating with existing facilities and preparing safety measures.

●	Construction control: on budget, on schedule, regular site visits, QA/QC, PO and change order management.

●	System commissioning, coordination of all jurisdictional inspections and approvals, identification and correction of deficiencies, site commissioning inspections and tests must be passed. These include electrical commissioning and creation of as-built drawings and finalized package, and COD/PTO.

●	Site permits closing, site cleanup, landscaping, financial closing support, and coordinating with the utility to receive a final acceptance letter.

Phase 5 - O&M, Subscriber Management, and Asset Management

●	Project handover, acceptance, and O&M for high production.

●	100% subscription, 100% credit allocation, and utility reconciliation.

●	Asset management: contract management, financial reporting, regulatory filings.

Employees, Specialized Skill and Knowledge

As of June 30, 2024, the Company has 15 employees and an additional two contracted service providers. The operations of the Company are managed by its directors and officers.

The nature of the Company’s business requires specialized knowledge and technical skill around procurement, construction, management, financing and regulations of the solar industry. The required skills and knowledge to succeed in this industry are available to the Company through certain members of the Company’s management, directors, officers, and advisory teams. The Company’s employees and consultants have extensive experience working with municipalities, First Nations, community co-operatives, regional planning authorities, commercial businesses, and landowners that value the numerous benefits of resilient renewable energy solutions. The Company’s team also has extensive experience developing, financing, building, permitting, commissioning, operating and maintaining renewable and clean power plants in Canada and the US with collectively over 100 years of direct experience profitably originating and executing on projects. Many members of the team have a long track record working together at major North American renewable energy companies such as Potentia, Solar Power Networks, Sky Solar and ARISE Technologies. Most of the team built its track record developing, financing, conducting EPC and O&M, executing both ground mount and rooftop FIT solar projects in Canada and in the US. See “Directors and Executive Officers”.

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Competitive Conditions

The solar photovoltaic (PV) and Battery Energy Storage Systems (BESS) development industry is highly competitive across all its stages, and the Company faces competition from companies with varying levels of financial, operational, and technical resources. This competition primarily arises in securing land rights, favorable transmission capacity with minimal upgrade requirements, and long-term offtake agreements in North America and abroad.

Key competitors include both large integrated utilities and independent power producers, which often benefit from more significant economies of scale, more substantial capital, and established relationships with suppliers and regulators. The Company also competes against developers of traditional fossil fuel projects, as well as alternative renewable energy sources such as wind, hydro, and biomass.

Globally, the competitive landscape is intensifying due to advancements in technology, reduced equipment costs, and favorable government policies supporting renewable energy. In particular, competition is evident in the bidding processes for large-scale renewable energy projects and Power Purchase Agreements (PPAs). The Company must continuously innovate and offer cost-effective, reliable solutions to remain competitive in securing such opportunities.

Market trends, such as decreasing utility-scale electricity prices and improved transmission infrastructure, may also introduce new challenges for the Company’s competitiveness. If the retail prices of electricity from other energy sources decrease, or if grid infrastructure improves, the Company could face increased competition, especially from developers able to offer lower-priced power or those able to secure more favorable PPA terms.

The Company is also navigating competitive pressures related to securing financing for projects. Increased demand for capital and competition among developers may drive up financing costs or limit access to funding. This is compounded by the fluctuating cost of solar components due to global supply chain constraints, tariffs, and geopolitical factors, all of which could impact the Company’s ability to deliver projects on time and within budget.

Company Competitive Advantage

The Company has grown through participating in standard offering programs such as the Ontario Feed-In-Tariff program and New York’s NYSERDA NY-Sun Community Solar Program and are developing more than 70 Community solar projects in collaboration with Central New York Regional Planning and Development Board in New York. It has a good track record in developing and building renewable and clean energy projects in Canada and the USA. The Company has succeeded at delivering value at non-utility solar projects as a developer and a full-service EPC contractor; however, it has been evaluating opportunities for more growth in solar project volumes. Becoming an IPP aiming at long-term sustainable investment returns is the Company’s natural next step. To meet the desire for growth, the Company has re-positioned itself to deliver integrated growth solutions that expands from developer to an IPP in the C&I, Community, and Utility solar PV and BESS market segments.

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The Company’s competitive advantage lies in its people, processes and experience. The Company’s team is skilled in translating customer needs into value-add solutions. The Company’s solar power plant delivery process is safe, reliable and low cost; and the Company provides a customer experience that is simple and focused with speed in implementation.

Third Party Suppliers

The Company procures all plant components on the open market. The Company qualifies suppliers’ products based on three factors: bankability, availability, and cost.

Product is considered bankable if lenders are willing to finance it. Component bankability is a key factor in projects being offered non-recourse debt financing by lenders. Products must also be available to meet construction schedules at a competitive price. Though China is the most cost-competitive location for the manufacture of solar PV and BESS components, Chinese solar and BESS products still must be bankable and available in order to be procured for the Company’s solar power and BESS plants.

Bloomberg NEF has developed a tiering system for PV module products based on bankability, creating a transparent differentiation between the hundreds of manufacturers of solar modules on the market. Tier 1 solar panels, such as those from Canadian Solar, ZNShine, and Jinko are built to higher standards and have the strongest reputation within the solar industry for quality and service. These panels last longer and produce more energy. Tier 1 manufacturers can be expected to honor product warranties. The Company primarily sources Tier 1 panels.

Solar panel mounts and racks are the equipment that secures solar panels in place. Racking is used to attach solar panels to a rooftop, ground, or another surface. With proper installation, an effective mount secures the solar panels against all weather conditions and ultimately protects the investment. Choosing the right racking system depends on the site, local climate, and installer preference (bankable, available, and low cost). Additional information on the Company’s key supplies are below:

●	Fixed Ground Mounts: Fixed ground mounts have lower energy production when compared to tracking systems, however no moving parts means lower O&M costs, and installation and procurement costs are lower. Fixed system suppliers, such as Schletter’s fixed tilt solar racking system, are also more bankable.

●	Single-Axis and Dual-Axis Solar Tracker: Trackers increase the efficiency of solar systems by providing more direct sunlight to the system, moving the solar panels from East to West (single-axis include solutions from RBI Solar and TerraSmart’s) or from East to West and from North to South (dual-axis). The additional mechanical complexity leads to higher O&M costs, and procurement and installation costs are higher compared to fixed systems.

●	Ballasted (Zero Penetration) Mounts: These systems are ideal for sites on roof membranes, landfill caps and industrial brownfields. More space is required to avoid table to table shading, and precast blocks have higher shipping costs and require heavy equipment to move around a site. GameChange Solar has both precast and pour-in-place ballast racking solutions.

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●	Solar Inverters: These are an integral part of every system. The Company has used many top brands such as Huawei, SunGrow, and SMA. The inverters perform two key functions: DC to AC conversion; and Maximum Power Point tracking (“MPPT”), where the inverter dynamically selects the voltage and current combination for the highest power production.

●	String Inverters: These have better MPPT capability per string for high production, shorter DC wires for lower power loss, and require special racking for the inverter for each string. In general, these have a higher per Watt cost than central inverters.

●	Central Inverter: Central inverters feature easy system design, installation and O&M trouble shooting. However, they represent a single point of failure for the whole system, with high DC wiring costs and high power loss due to voltage drop. In addition, partial shading and string mismatch drastically reduces power output.

Pricing and Marketing

The Company strives to ensure its operational excellence. In the pursuit of Net-Zero there is an increasing willingness among customers to purchase renewable and clean energy such as solar power. Commercial customers are price sensitive in that they need to balance Net-Zero preferences and operational costs to remain competitive in their core businesses. Like with all utility economics, regulatory policy is a primary driver of revenue. Electricity prices are set largely by regulatory bodies like Public Service Commissions or Energy Boards. A PPA has to be equal to or lower than the regulated electricity price, in addition to providing renewable energy credits. The Company and its competitors generally have the same electricity price point (economic oligopoly). The Company gains economic value by managing project cost (the larger the project, the lower cost per watt installed), and driving business volume through a portfolio approach with large partners like Honeywell and large property management companies.

The Company prices its community and utility solar project and services competitively, and aligns itself with market pricing forecasts. The Company prices BTM & BESS solar projects to offer the host C&I customers a lower electricity cost, while securing a required return to its investors. BTM project pricing works the best in the Northeast USA where the retail electricity prices are high enough to enable a healthy margin in every BTM project the Company does.

With respect to promotion and marketing to secure customers:

Sales Team

●	The Company’s sales team must be highly trained, with a financial background, one on one selling skills, and should ideally hold a business credential.

●	One dedicated sales manager per Province/State, with core team support from head office in order to support 100 MWp to 200 MWp annual growth rate at $150k-$200k total annual budget per person.

Marketing Communications Plan with a promotion budget of 7% of gross revenue

●	20% on advertising (online & printed media).

●	80% public relations and investor relations.

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Messaging customers with key messages

●	Community Solar Subscribers: Save on your utility bills while doing good to the environment.

●	Community Choice Aggregation: Let the Company’s PPA be your way to cheaper, greener energy for your community members.

●	Major Corporations: Be the 1st Net-Zero corporation among your peers.

●	Large Utilities: Your state RPS compliance is the Company’s business.

Regulatory Environment

Achieving Net-Zero by 2050 (“NZ2050”) is widely seen as the best way to halt climate change. “Net zero” means our total carbon dioxide emissions are equal to or less than the emissions we remove from the environment. NZ2050 will require new policies, investments, participation and commitment by government, industry, and individuals. The most feasible pathways to net-zero emissions include four main strategies:

●	Generate emission-free electricity using sources like wind, solar, nuclear, and waterpower.

●	Use vehicles and equipment that are powered by electricity instead of fossil fuels.

●	Use energy more efficiently.

●	Remove carbon dioxide from the atmosphere.

Policymakers are increasingly recognizing that renewable energy is the key to net-zero. Governments must build frameworks and reform bureaucracies to level the playing field for renewables as, in many countries, the bureaucracies still favour fossil fuels, giving the fossil fuel industry large subsidies. To date more than 140 countries have now set or are considering a target of NZ2050.21 United Nations Secretary-General António Guterres called on the world to “end fossil fuel pollution and accelerate the renewable energy transition, before we incinerate our only home”.22

21 Climate Action Tracker. CAT net zero target evaluations. https://climateactiontracker.org/global/cat-net-zero-target-evaluations/#:~:text=As%20of%2020%20September%202022,zero%20goal%20in%20November%202021

22 António Guterres. UN Secretary-General Remarks. https://media.un.org/en/asset/k1q/k1qn00cy8a

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Fighting climate change is good business. Renewables such as wind and solar are readily available and in most cases, are cheaper than coal and other fossil fuels. Solar and battery energy storage costs have plummeted in the past decade. Despite the headwinds presented by ongoing cost inflation and supply chain challenges, demand for clean energy sources has never been higher, and the Company expects that the global energy crisis will continue to act as an accelerant for the clean energy transition.

Since the International Energy Agency’s (“IEA”) last in-depth review in 2015, Canada has made a series of international and domestic commitments, putting it on a path toward achieving an ambitious energy system transformation and climate transition. The Canadian Net-Zero Emissions Accountability Act, which became law on June 29, 2021, enshrines in legislation Canada’s commitment to achieve net-zero emissions by 2050. The majority of Canadians already depend on clean, reliable electricity to power their everyday lives. Canada has accelerated the phase-out of coal, implemented natural gas regulations and put a price on carbon pollution. The Government will connect regions with clean power through Regional Strategic Initiatives.23 The Greenhouse Gas Pollution Pricing Act encourages the reduction of GHG emissions. The Liberal Party of Canada has signaled its intention to continue the annual price increases until the price on emissions reaches $170 per tonne of CO2e by 2030.24

With the United States’ announcement of targets to halve US GHG emissions and to reach net-zero emissions by 2050, the world’s largest economy (and second-largest emitter) has joined some 130 nations in its intention to act on climate change.

The Biden infrastructure plan (“American Jobs Plan”) is expected to result in very favorable federal policy environment for renewable energy development in the US with a goal towards a 100% emission free power sector by 2035 and economy wide net zero emissions by 2050.

The Inflation Reduction Act of 2022 (“IRA”) is a bill passed by the 117th United States Congress in August 2022 that aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing into domestic energy production while promoting clean energy solutions. The IRA includes long-term solar and energy storage tax incentives and other critical provisions that will help decarbonize the electric grid with significant clean energy deployment. The legislation earmarks $369 billion for U.S. energy security and fighting climate change. It is expected to cut annual U.S. greenhouse gas emissions by about 1 billion metric tons by 2030 mainly by speeding up the deployment of clean electricity and electric vehicles.25 The IRA extends the solar ITC by 10 years at 30%. The existing federal ITC has been fundamental to incentivizing the growth of American solar. The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations for ten years (until 2033). The credit will decline to 26% in 2033 and to 22% in 2034. The reinvigorated ITC will come with a variety of “adders,” which could push the tax credit to as high as 50% for some projects. Additionally, the credit is equipped with a direct pay provision, allowing developers with little to no tax liability to treat it as a tax overpayment, resulting in a cash refund.

The IRA also provides ITCs for Standalone Storage and Interconnection Upgrades. Until now, battery storage was only eligible for the ITC if it was directly charged by solar. With respect to interconnection upgrades, a significant portion of the cost of solar projects is to pay for utilities to upgrade the grid so that the solar project can connect to it. With the IRA, standalone storage and interconnection upgrades are eligible for ITC.

23 Government of Canada. Regional Tables Launched to Collaboratively Drive Economic Opportunities in a Prosperous Net-Zero Future. www.canada.ca/en/natural-resources-canada/news/2022/06/regional-tables-launched-to-collaboratively-drive-economic-opportunities-in-a-prosperous-net-zero-future.html

24 Government of Canada. Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030. https://www.canada.ca/en/environment-climate-change/services/climate-change/pricing-pollution-how-it-will-work/carbon-pollution-pricing-federal-benchmark-information/federal-benchmark-2023-2030.html

25 Jesse D. Jenkins, Erin N. Mayfield, Jamil Farbes, Ryan Jones, Neha Patankar, Qingyu Xu, and Greg Schivley. Preliminary Report: The Climate and Energy Impacts of the Inflation Reduction Act of 2022. https://repeatproject.org/docs/REPEAT_IRA_Prelminary_Report_2022-09-21.pdf

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To promote a diversified resource mix and encourage deployment of renewable energy, most States have established RPS. The policies require that a specified percentage of the electricity sold by utilities comes from renewable resources. RPS policies help drive the United States market for wind, solar and other renewable energy. Roughly half of the growth in U.S. renewable energy generation since the beginning of the 2000s can be attributed to State renewable energy requirements.

In addition, the Company is subject to a variety of laws and regulations in the markets where it does business. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. The Company also faces trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

In the countries where we do business, the market for solar power, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. The Company expects that our solar power projects and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. See “Risk Factors”.

Impact of Environmental Laws and Regulations

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of the Company’s business operations.

The Company is required to comply with all national and local environmental regulations. The Company’s business generates noise, wastewater and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as its business has expanded. The Company believes that it substantially complies with all relevant environmental laws and regulations and has all necessary and material environmental permits to conduct its business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If the Company fails to comply with present or future environmental regulations, it may be required to pay substantial fines, suspend production or cease operations.

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The Company’s solar power projects must comply with the environmental regulations of the jurisdictions in which they are installed, and the Company may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, the Company may lose market share and its financial results may be adversely affected. Any failure by the Company to control its use or to restrict adequately the discharge, of hazardous substances could subject the Company to potentially significant monetary damages, fines or suspensions of its business operations.

Intellectual Property

The Company is not dependent on intellectual property rights for its business. The Company has no registered trademarks, patents or patent applications; however, the Company has applied in Canada and the United States to trademark the term “SOLARBANK”. The Company asserts copyright ownership generally in its written works, but has no formal copyright registration process in place.

Cycles

The Company’s business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

Foreign Operations

Currently the Company’s only foreign operations are in the United States which are detailed above. The Company intends to continue to focus on developing solar projects in Canada and the United States but will evaluate expanding into other countries based on the regulatory environment, demand and financial metrics of opportunities.

Economic Dependence

The Company’s business is not substantially dependent on any one contract for the products and services that it provides or the sourcing of the materials, labour and supplies it requires to provide its services. However, each year it is limited to the number of projects that it can develop and therefore its material contracts such as the Honeywell EPC Agreement are the current source of a large portion of its expected revenue for the fiscal year ended June 30, 2025. As a result, the termination of either of these contracts would have a material adverse effect on the Company’s financial performance. See also “Risk Factors”.

Social or Environmental Policies

The Company has not yet implemented any formal social or environmental policies that are fundamental to its operations. It is currently evaluating the implementation of such policies based on current trends related to environment, social and governance initiatives.

Lending

The Company does not currently hold any investments or have lending operations and has not adopted any specific policies or restrictions regarding investments or lending.

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Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There has not been any voluntary bankruptcy, receivership or similar proceedings by the Company since its incorporation.

Reorganizations

There has not been any material reorganization of the Company or any of its subsidiaries within the three most recently completed financial years or completed during or proposed for the current financial year.

Significant Acquisitions

During the year ended June 30, 2024 the Company made no significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102. Subsequent to the year ended June 30, 2024, the Company completed the SFF Acquisition and has filed a Form 51-102F4 in respect of the acquisition on SEDAR+. Please refer to “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023” for additional details on the SFF Acquisition.

RISK FACTORS

Due to the nature of that business and the present stage of development of its business, the Company may be subject to significant risks. The Company’s actual operating results may be very different from those expected as at the date of this AIF, in which the event the value or trading price (once listed) of the Company’s Common Shares could decline and an investor may lose all or part of his or her investment.

All statements regarding the Company and the Company’s business should be viewed in light of these risk factors. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, the Company’s business, financial position, prospectus, anticipated operations, results and/or future operations may be materially affected (each a “material adverse effect”). Additional risks and uncertainties not presently known to the Company, or which the Company currently deems not to be material, may also have a material adverse effect. References to “we” or “us” shall mean the Company.

Risks Related to Our Company and Our Industry

The Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings.

Our business is affected by conditions in the solar power market and industry. We believe that the solar power market and industry may from time to time experience oversupply. When this occurs, many solar power project developers and solar system installers, may be adversely affected.

The solar power market is still at a relatively early stage of development, and future demand for solar power products and services is uncertain. Market data for the solar power industry is not as readily available as for more established industries, where trends are more reliably assessed from data gathered over a longer period of time. In addition, demand for solar power products and services in our largest end markets, including the U.S, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of solar power technology and the demand for solar power products, including:

●	the cost-effectiveness, performance and reliability of solar power products and services compared to conventional and other renewable energy sources and products and services;

●	the availability of government incentives to support the development of the solar power industry;

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●	the availability and cost of capital, including long-term debt and tax equity, for solar projects;

●	the success of other alternative energy technologies, such as wind power, hydroelectric power, clean hydrogen, geothermal power and biomass fuel;

●	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil, gas and other fossil fuels;

●	capital expenditures by end users of solar power products and services, which tend to decrease when the economy slows; and

●	the availability of favorable regulation for solar power within the electric power industry and the broader energy industry.

If solar power technology is not suitable for widespread adoption or if sufficient demand for solar products and services does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for us and our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations.

Most solar projects require financing for development and construction with a mixture of equity and third-party funding. The cost of capital affects both the demand and price of solar power systems. A high cost of capital may materially reduce the internal rate of return for solar projects.

Furthermore, solar projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for services they have agreed to purchase and we may be unable to develop our own solar power projects. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. The cash flow of a solar power project may be derived from government-funded or government-backed Feed-In Tariffs (“FITs”). Consequently, the availability and cost of funding solar projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and lending environment, we cannot make assurances that financial institutions will continue to offer funding to solar project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the global financial market could make it difficult to fund solar power systems and potentially reduce the demand for solar projects, which may materially and adversely affect our business, results of operations, financial condition and prospects.

Our future success depends partly on our ability to expand the pipeline of our energy business in several key markets, which exposes us to a number of risks and uncertainties.

Historically, our provision of solar power project development services have accounted for the majority of our net revenues. While we plan to continue to monetize our current portfolio of solar projects in operation, we also intend to grow our energy business by developing and selling or operating more solar projects, including those that we develop and those that we acquire from third parties. As we do, we will be increasingly exposed to the risks associated with these activities. Further, our future success largely depends on our ability to expand our solar project pipeline. The risks and uncertainties associated with our energy business, and our ability to expand our solar project pipeline, include:

●	the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;

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●	the need to raise significant additional funds to develop greenfield or purchase late stage solar projects, which we may be unable to obtain on commercially reasonable terms or at all;

●	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including construction and procurement price inflation, delays in regulatory approvals, grid connection, supply chain of our suppliers or availability of components, construction and installation, and customer acceptance testing;

●	delays or denial of required regulatory approvals by relevant government authorities, as a result of, among others, poor management of permitting process, including lack or resources and opaqueness of administrative measures;

●	diversion of significant management attention and other resources; and

●	failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our energy business, and, in particular, our solar project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability and generate cash flows.

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives. These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives. However, governments in some of our largest markets, including the United States, have expressed their intention to continue supporting various forms of “green” energies, including solar power, as part of broader policies towards the reduction of carbon emissions. The governments in many of our largest markets, including the United States, continue to provide incentives and policy support schemes for investments in solar power that will directly benefit the solar industry. We believe that the near-term growth of the market partially depends on the availability and size of such government incentives.

While solar projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

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Operational risks associated with becoming an Independent Power Producer

As the Company is now an IPP, there are certain additional risks associated with the ownership and operation of solar power projects.

The Company could fail to optimize operations at its facilities due to a shortfall in operational efficiency or resource optimization, or owing to inadequate maintenance plans or operation in extreme conditions. The Company’s facilities are subject to the risk of equipment failure due to deterioration of the asset resulting from wear and tear, age, hidden defects or design errors, or to extreme weather. The ability of solar power projects to generate the maximum amount of power is a key determinant of the Company’s profitability. If the solar power projects require longer downtime than expected for maintenance and repairs, or if power production is suspended for other reasons, it could adversely affect the Company’s profitability.

Furthermore, the amount of power generated by the Company’s solar power projects is dependent on sunlight, which is naturally variable. Although the Company believes that past resource studies and production data collected demonstrate that the sites are economically viable, historical data and engineering forecasts may not accurately reflect the strength and consistency of resources in the future. If resources are insufficient, the assumptions underlying the financial projections for the volume of electricity to be produced by solar power projects might not materialize, which could have a material adverse effect on the Company’s cash flows and profitability.

The Company’s ability to sell electricity is impacted by the availability of the various power transmission and distribution systems in each jurisdiction in which it operates. The failure of existing transmission or distribution facilities or the lack of adequate transmission capacity would have a material adverse effect on the Company’s ability to deliver electricity to its various counterparties, thereby adversely impacting the Company’s operating results, financial position or prospects.

The ownership and operation of the Company’s solar power projects also carry an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, of potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and of potential civil liability for the Company. Compliance with health and safety laws (and any future changes to these laws) and the requirements of licenses, permits and other approvals will remain material to the Company. In addition, the Company may become subject to government orders, investigations, inquiries or civil suits relating to health and safety matters. Potential penalties or other remediation orders could have a material adverse effect on the Company’s business and results of operations.

General global economic conditions may have an adverse impact on our operating performance and results of operations.

The demand for solar products and services is influenced by macroeconomic factors, such as global economic conditions (e.g. interest rates, foreign exchange rates and inflation), demand for electricity, supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry, clean and other alternative energy industries and the environment. As a result of global economic conditions, some governments may implement measures that reduce the FITs and other incentives designed to benefit the solar industry. A decrease in solar power tariffs or wholesale electricity in many markets placed downward pressure on the price of solar power in those and other markets. In addition, reductions in oil and coal prices may reduce the demand for and the prices of solar power products and services. Our growth and profitability depend on the demand for and the prices of solar power products and services. If we experience negative market and industry conditions and demand for solar power products and services weakens as a result, our business and results of operations may be adversely affected.

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Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

The development and construction of solar projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

●	securing land rights and related permits, including satisfactory environmental assessments;
●	receipt of required land use and construction permits and approvals;
●	receipt of rights to interconnect to the electric grid;
●	availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;
●	payment of interconnection and other deposits (some of which are non-refundable);
●	negotiation of satisfactory EPC agreements;
●	obtaining construction financing, including debt, equity and tax credits; and
●	timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

●	changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;
●	delays in obtaining and maintaining required governmental permits and approvals;
●	potential challenges from local residents, environmental organizations, and others who may not support the project;
●	unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions (including labor strikes);
●	failure to enter into PPAs on terms favorable to us, or at all;
●	additional complexities when conducting project development or construction activities in foreign jurisdictions, including compliance with applicable U.S. or local laws and customs; and
●	force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar project or we fail to meet any agreed upon system level capacity or energy output guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC, the PPA or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

We may enter into fixed-price EPC agreements in which we act as the general contractor for our customers in connection with the installation of their solar power projects. All essential costs are estimated at the time of entering into the EPC agreement for a particular project, and these costs are reflected in the overall fixed price that we charge our customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us and the subcontractors, suppliers and other parties involved in the project. In addition, we require qualified, licensed subcontractors to install most of our solar power and battery storage systems. Shortages of components (which may be attributable to the shortage of raw materials or components) or skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project occur, including those due to unexpected increases in commodity prices or labor costs, or delays in execution occur and we are unable to increase the EPC sales price commensurately, we may not achieve our expected margins or our results of operations may be adversely affected.

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Developing and operating solar & BESS projects exposes us to various risks.

The development of solar and BESS projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

Developing solar and BESS projects requires significant management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us.

Our energy business also includes operating solar projects and selling electricity to the local or national grid or other power purchasers. As a result, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or power, technological advancements and the failure of our power generation facilities.

We face a number of risks involving PPAs and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms such as price adjustment, termination, buy-out, acceleration and other clauses, all of which could materially and adversely affect our energy business, financial condition, results of operations and cash flows.

We may not be able to enter into PPAs for our future solar projects due to intense competition, increased supply of electricity from other sources, reduction in wholesale electricity prices, changes in government policies or other factors. There is a limited pool of potential buyers for electricity generated by solar power plants since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions. The willingness of buyers to purchase electricity from an independent power producer may be based on a number of factors and not solely on pricing and surety of supply. Failure to enter into PPAs on terms favorable to us, or at all, would negatively impact our revenue and our decisions regarding the development of power plants. We may experience delays in entering into PPAs for some of our solar projects or may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, or otherwise at prices that permit operation of the related facility on a profitable basis. Any delay in entering into PPAs may adversely affect our ability to finance project construction and to enjoy the cash flows generated by such projects. If we are unable to replace an expiring PPA with an acceptable new PPA, the affected site may temporarily or permanently cease operations, or could be exposed to more uncertain merchant or wholesale electricity pricing, which could materially and adversely affect our financial condition, results of operations and cash flows.

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Substantially all of the electric power generated by our solar projects is expected to be sold under long-term PPAs with public utilities, licensed suppliers, corporate offtakers, and commercial, industrial or government end users. Despite possible future alternatives, we expect a substantial number of our future projects to also have long-term PPAs or similar offtake arrangements such as FIT programs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations, they refuse to accept delivery of the power delivered thereunder or they otherwise terminate them prior to their expiration, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Further, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance or contain contractual remedies that do not provide adequate compensation in the event of a counterparty default.

PPAs may be subject to price adjustments over time. If the price under any of our PPAs is reduced below a level that makes a project economically viable, our financial conditions, cash flow and results of operations could be materially and adversely affected. Additionally, certain of the projects that we may acquire in the future may allow, the lenders or investors to accelerate the repayment of the financing arrangement in the event that the related PPA is terminated or if certain operating thresholds or performance measures are not achieved within specified time periods.

We are subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We are subject to a variety of laws and regulations in the markets where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import restrictions, tax laws and regulations, environmental regulations, labor laws, supply chain laws and regulations and other government requirements, approvals, permits and licenses. We also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

In the countries where we do business, the market for solar power, solar projects and solar electricity is heavily influenced by national, state and local government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power and battery storage technology, which could result in a significant reduction in the potential demand for our solar power services, solar projects and solar electricity.

We expect that our solar power products and their installation will continue to be subject to national, state and local regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to solar power products may result in significant additional expenses to us and our customers, which could cause a significant reduction in demand for our solar power and battery storage products.

In our energy business, we are subject to numerous national, regional and local laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. National, regional or local government energy policies, law and regulation supporting the creation of organized merchant or wholesale electricity markets are currently, and may continue to be, subject to challenges, modifications and restructuring proposals, which may result in limitations on the commercial strategies available to us for the sale of our power.

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Regulatory changes in a jurisdiction where we are developing a solar project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us, our offtakers and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We also face regulatory risks imposed by various transmission providers and operators, including regional transmission operators and independent system operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are also subject to the Canadian Corruption of Foreign Public Officials Act (CFPOA), U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other anti-corruption laws that prohibit companies and their employees and third- party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business in countries in which we conduct activities. We may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities in the course of our business (for example, to obtain approvals, permits and licenses from applicable government authorities and to sell power to government- owned entities). We would face significant liabilities if we failed to comply with these laws and we could be held liable for the illegal activities of our employees, representatives, contractors, partners, and agents, even if we did not authorize such activities. Any violation of the CFPOA, FCPA or other applicable anticorruption laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, which could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, responding to any enforcement action may result in the diversion of management’s attention and resources, significant defense costs and other professional fees.

Because the markets in which we compete are highly competitive and evolving quickly, because many of our competitors have greater resources than we do or are more adaptive, and because we have a limited track record in our energy business, we may not be able to compete successfully and we may not be able to maintain or increase our market share.

In our energy business, we compete in a more diversified and complicated landscape since the commercial and regulatory environments for solar project development and operation vary significantly from region to region and country to country. Our primary competitors are local and international developers and operators of solar projects. Some of our competitors may have advantages over us in terms of greater experience or resources in the operation, capital, financing, technical support and management of solar projects, in any particular markets or in general. As the solar power and renewable energy industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

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An anti-circumvention investigation could adversely affect us.

On August 16, 2021, a group of anonymous entities calling itself the American Solar Manufacturers Against Chinese Circumvention (“A-SMACC”) requested that the U.S. Department of Commerce (“USDOC”) initiate an anti-circumvention inquiry regarding crystalline silicon photovoltaic (“CSPV”) products from Malaysia, Thailand, and Vietnam. A-SMACC alleged that certain CSPV products from Malaysia, Thailand, and Vietnam containing Chinese-origin components were circumventing the Solar 1 antidumping (“AD”) and countervailing duty (“CVD”) orders (i.e., CSPV solar cells manufactured in China). On November 10, 2021, the USDOC rejected A-SMACC’s request and declined to initiate an anti-circumvention inquiry.

On February 8, 2022, U.S. module producer Auxin Solar Inc. (“Auxin”) filed with the USDOC separate circumvention petitions on CSPV products from Cambodia, Malaysia, Thailand, and Vietnam. Canadian Solar entered these proceedings with respect to Thailand and Vietnam and requested that the USDOC reject Auxin’s petition. On April 1, 2022, the USDOC initiated anti-circumvention inquiries on a country-wide basis with respect to all four countries.

U.S. law provides that the USDOC may find that circumvention exists when (among other things) merchandise subject to an AD/CVD order is completed or assembled in third countries with the end result of AD/CVD duty avoidance. Specifically, with respect to the existing Solar 1 China AD/CVD orders, the USDOC may find that (i) certain CSPV cells and/or modules produced in Thailand and Vietnam fall within the scope of the AD/CVD orders; and (ii) the collection of AD and/or CVD deposits is appropriate to prevent evasion of AD/CVD duties. The USDOC’s investigation will examine, inter alia, whether (i) the production process in Thailand and Vietnam is “minor or insignificant”; and (ii) the value of the merchandise produced in China is a significant portion of the value of the product exported to the United States. With respect to affirmative finding by the USDOC, imports of CSPV from Malaysia, Thailand and Vietnam would essentially be treated as if they were of Chinese origin and subject to potentially very high AD/CVD deposit rates. This in turn would significantly increase the cost of CSPV products that are required for our solar projects and risk significant harm to our financial condition and operations.

On June 6, 2022 the U.S. Federal Government declared a 24-month tariff moratorium on solar panels manufactured in Cambodia, Malaysia, Thailand, and Vietnam, by way of executive action by President Joe Biden. The tariff moratorium expired on June 6, 2024 and as a result tariffs can apply to solar panels manufactured in Cambodia, Malaysia, Thailand, and Vietnam and therefore increase the cost CSPV products as detailed in the paragraph above.

Our quarterly operating results may fluctuate from period to period.

Our quarterly operating results may fluctuate from period to period based on a number of factors, including:

●	the timing of completion of construction of solar projects;
●	the timing and pricing of our services;
●	the availability and cost of solar cells and wafers from our suppliers;
●	the availability and cost of raw materials;
●	changes in government incentive programs and regulations, particularly in our key and target markets;
●	the availability and cost of external financing for solar power applications;
●	acquisition, investment and offering costs;
●	geopolitical turmoil and natural disasters within any of the countries in which we operate;
●	foreign currency fluctuations, particularly in United States and Canadian dollars;
●	our ability to establish and expand customer relationships;
●	fluctuations in electricity rates due to changes in fossil fuel prices or other factors;
●	allowances for credit losses;
●	impairment of assets;
●	share-based compensation expenses on performance-based share awards under our share incentive plan;
●	income taxes; and
●	construction progress of solar projects and related revenue recognition.

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We base our planned operating expenses in part on our expectations of future revenues. A significant portion of our expenses will be fixed in the short-term. If our revenues for a particular quarter are lower than we expect, we may not be able to reduce our operating expenses proportionately, which would harm our operating results for the quarter. As a result, our results of operations may fluctuate from quarter to quarter and our interim and annual financial results may differ from our historical performance.

Fluctuations in exchange rates could adversely affect our business, including our financial condition and results of operations.

Fluctuations in exchange rates, particularly between the U.S. dollars and Canadian dollars may result in foreign exchange gains or losses. Volatility in foreign exchange rates will hamper, to some extent, our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in foreign currency exchange rates could have a material and adverse effect on our financial condition and results of operations.

A change in our effective tax rate can have a significant adverse impact on our business.

A number of factors may adversely impact our future effective tax rates, such as the jurisdictions in which our profits are determined to be earned and taxed; changes in the valuation of our deferred tax assets and liabilities; adjustments to provisional taxes upon finalization of various tax returns; adjustments to the interpretation of transfer pricing standards; changes in available tax credits; changes in stock-based compensation expenses; changes in tax laws or the interpretation of tax laws (e.g., in connection with fundamental U.S. international tax reform); changes in GAAP; and expiration of or the inability to renew tax rulings or tax holiday incentives. A change in our effective tax rate due to any of these factors may adversely influence our future results of operations.

Seasonal variations in demand linked to construction cycles and weather conditions may influence our results of operations.

Our business is subject to seasonal variations in demand linked to construction cycles and weather conditions. Demand for solar power and battery storage products and services from some markets, such as the U.S., may also be subject to significant seasonality due to adverse weather conditions that can complicate the installation of solar power systems and negatively impact the construction schedules of solar projects. Seasonal variations could adversely affect our results of operations and make them more volatile and unpredictable.

We may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development.

We anticipate that our operating and capital expenditures requirements may increase. To develop new projects, support future growth, achieve operating efficiencies and maintain service standard quality, we may need to make significant capital investments in facilities and capital equipment. We also anticipate that our operating costs may increase as we hire additional personnel, increase our sales and marketing efforts and invest in joint ventures and acquisitions.

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Our operations are capital intensive. We cannot guarantee that we will continue to be able to extend existing or obtain new financing on commercially reasonable terms or at all. Also, we may not be able to raise capital via public equity and debt issuances due to market conditions and other factors, many of which are beyond our control. Our ability to obtain external financing is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;
●	general market conditions for financing activities by solar power companies, including, but not limited to interest rates; and
●	economic, political and other conditions in the U.S. and elsewhere.

If we are unable to obtain funding in a timely manner and on commercially acceptable terms, our growth prospects and future profitability may be adversely affected.

Construction of our solar projects may require us to obtain financing for our projects, including through project financing, green bond financing or others. If we are unable to obtain financing, or if financing is only available on terms which are not acceptable to us, we may be unable to fully execute our business plan. In addition, we generally expect to sell our projects to tax-oriented, strategic industry and other investors. Such investors may not be available or may only have limited resources, in which case our ability to sell our projects may be hindered or delayed and our business, financial condition, and results of operations may be adversely affected. There can be no assurance that we will be able to generate sufficient cash flows, find other sources of capital to fund our operations and solar projects, make adequate capital investments to remain competitive in terms of technology development and cost efficiency required by our projects. If adequate funds and alternative resources are not available on acceptable terms, our ability to fund our operations, develop and construct solar projects, or otherwise respond to competitive pressures would be significantly impaired. Our inability to do the foregoing could have a material and adverse effect on our business and results of operations.

We may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

In the ordinary course of developing solar projects, we may incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations. In the future, we may from time to time incur substantial additional indebtedness and contingent liabilities and this could have important consequences to us and our shareholders. For example, it could:

●	limit our ability to satisfy our debt obligations;
●	increase our vulnerability to adverse general economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;
●	limit our flexibility in planning for or reacting to changes in our businesses and the industry in which we operate;
●	place us at a competitive disadvantage compared with our competitors that have less debt;
●	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds; and
●	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow from operations to support the repayment of our indebtedness. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all. In addition, certain of our financing arrangements may impose operating and financial restrictions on our business, which may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business. Any of these factors could materially and adversely affect our ability to satisfy our debt obligations.

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Supply chain issues, including shortages of adequate raw materials, component and equipment supply, cancellation or delay of purchase orders, inflationary pressures and cost escalation could adversely affect our business and results of operations.

We depend mainly on third-party suppliers for raw materials and components, and we also procure certain equipment overseas. Our suppliers may not always be able to meet quantity requirements, or keep pace with the price reductions or quality improvements, necessary for us to price products and projects competitively. Additionally, they may experience manufacturing delays and increased manufacturing cost that could increase the lead time for deliveries or impose price increases.

The failure of a supplier, for whatever reason, to supply the materials, essential components and equipment that meet quality, quantity and cost requirements in a timely manner could impair our ability to develop projects, increase costs, hinder compliance with supply agreements’ terms and may result, ultimately, in cancellation of projects and potential liability for us. The impact could be more severe if we are unable to access alternative sources on a timely basis or on commercially reasonable terms and at prices that are profitable. Supply may be interrupted by government mandates, accidents, disasters or other unforeseen events beyond our control.

Potential risks associated with acquisitions

The Company believes that the acquisitions recently completed and expected to be completed will have benefits for the Company. However, it is possible that all or some of the anticipated benefits, including financial benefits and those that are the subject of forward-looking financial information, may not materialize, particularly within the time frame set by the Company’s management. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

It is also possible that the Company did not detect in its due diligence during the completion of the acquisitions any liabilities and contingencies for which the Company may not be indemnified. Discovery of any material liability or contingency with respect to shares, assets or businesses acquired following such acquisitions could have a material adverse effect on the business acquired and the Company’s financial position and operating results.

Lastly, the integration of assets acquired or to be acquired as part of the Company’s acquisitions could pose significant challenges, and the Company’s management may be unable to complete the integration or succeed in doing so only by investing significant amounts of money. There can be no assurance that management will be able to successfully integrate the assets acquired or expected to be acquired pursuant to these acquisitions or to realize the full benefits expected from the acquisitions.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot assure you that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

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Inflation in many countries and regions, especially in those where we operate, may adversely affect our business and our profitability.

As of June 30, 2024, we have facilities and offices in Canada and the United States. We also acquire materials for solar power projects from overseas countries. As such, we are exposed to the inflation risks therein. Recently, on a global basis, countries are experiencing high inflation rates. Inflation could increase the costs of our supplies and labour costs. We may not be able to adjust the pricing of our PPAs or services sufficiently or take appropriate pricing actions to fully offset the effects of inflation on our cost structures, thus we may fail to maintain current levels of gross profit and operating, selling and distribution, general and administrative expenses and maintenance costs as a percentage of total net revenues. As such, rising inflation rates may negatively impact our profitability. In addition, a high inflation environment would also have negative effects on the level of economic activity, employment and adversely affect our business, results of operations and financial conditions. For example, an increase in the inflation rates may result in an increase in market interest rates, which may require us to pay higher interest rates on debt securities that we issue in the financial market from time to time to finance our operations and increase our interest expenses.

We may be subject to unexpected warranty expenses that may not be adequately covered by our insurance policies.

For solar projects built by us, we also provide a limited workmanship or balance of system warranty against defects in engineering, design, installation and construction under normal use, operation and service conditions. In resolving claims under the workmanship or balance of system warranty, we have the option of remedying through repair, refurbishment or replacement of equipment. We have also entered into similar workmanship warranties with our suppliers to back up our warranties.

As part of our energy business, before commissioning solar projects, we conduct performance testing to confirm that the projects meet the operational and capacity expectations set forth in the agreements. In limited cases, we also provide for an energy generation performance test designed to demonstrate that the actual energy generation for up to the first three years meets or exceeds the modeled energy expectation (after adjusting for actual solar irradiation). In the event that the energy generation performance test performs below expectations, the appropriate party (EPC contractor or equipment provider) may incur liquidated damages capped at a percentage of the contract price. Potential warranty claims may exceed the scope or amount of coverage under our insurance and, if they do, they could materially and adversely affect our business.

If we are unable to attract, train, retain, and successfully integrate key personnel into our management team, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train, and retain management, operations, sales, and technical personnel, including personnel in foreign jurisdictions. Recruiting and retaining capable personnel, particularly those with expertise in the solar industry across a variety of technologies, are vital to our success. We are also dependent on the services of our executive officers and other members of our senior management team. The loss of one or more of these key associates or any other member of our senior management team could have a material adverse effect on our business. We may not be able to retain or replace these key associates and may not have adequate succession plans in place. Several of our current key associates, including our executive officers, are subject to employment conditions or arrangements that contain post-employment non- competition provisions. However, these arrangements permit the associates to terminate their employment with us upon little or no notice.

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There are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes us and our utility scale solar projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, normally transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our solar power plants, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our solar power plants should this become necessary. Additionally, these possible purchasers may have a role in connecting our projects to the grid to allow the flow of electricity. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorates, or government policies or regulations to which they are subject and which compel them to source renewable energy supplies change, demand for electricity produced by our plants or the ability to connect to the grid could be negatively impacted. In addition, provisions in our PPAs or applicable laws may provide for the curtailment of delivery of electricity for various reasons, including preventing damage to transmission systems, system emergencies, force majeure or economic reasons. Such curtailment could reduce revenues to us from our PPAs. If we cannot enter into PPAs on terms favorable to us, or at all, or if the purchaser under our PPAs were to exercise its curtailment or other rights to reduce purchases or payments under the PPAs, our revenues and our decisions regarding development of additional projects in the energy business may be adversely affected.

Historically, a limited number of customers have accounted for a substantial portion of our revenue.

We derive a significant portion of our revenue from a limited number of existing customers. Our top customer accounted for 82% of our revenue for the fiscal year ended June 30, 2024. It is not possible for us to predict the future level of demand from our largest customer. If our largest customer elects to not do future business with us, or decrease of our services, or if our largest customer otherwise seeks to renegotiate terms of their existing agreements on terms less favorable to us, our business and results of operations would be adversely affected.

Compliance with environmental laws and regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages, fines and the suspension or even termination of our business operations.

We are required to comply with all national and local environmental regulations. Our business generates noise, wastewater, gaseous wastes and other industrial waste in our operations and the risk of incidents with a potential environmental impact has increased as our business has expanded. We believe that we substantially comply with all relevant environmental laws and regulations and have all necessary and material environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

Our solar power projects must comply with the environmental regulations of the jurisdictions in which they are installed, and we may incur expenses to comply with such regulations. If compliance is unduly expensive or unduly difficult, we may lose market share and our financial results may be adversely affected. Any failure by us to control our use or to restrict adequately the discharge, of hazardous substances could subject us to potentially significant monetary damages, fines or suspensions of our business operations.

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Corporate responsibility, specifically related to Environmental, Social and Governance (“ESG”) matters and unsuccessful management of such matters may adversely impose additional costs and expose us to new risks.

Public ESG and sustainability reporting is becoming more broadly expected by investors, shareholders and other third parties. Certain organizations that provide corporate governance and other corporate risk information to investors and shareholders have developed, and others may in the future develop, scores and ratings to evaluate companies and investment funds based upon ESG or “sustainability” metrics. Many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company’s ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions, or take other actions, to hold these companies and their boards of directors accountable. We may face reputational damage in the event our corporate responsibility initiatives or objectives, including with respect to board diversity, do not meet the standards set by our investors, shareholders, lawmakers, listing exchanges or other constituencies, or if we are unable to achieve an acceptable ESG or sustainability rating from third party rating services. Ongoing focus on corporate responsibility matters by investors and other parties as described above may impose additional costs or expose us to new risks, including increased risk of investigation and litigation, and negative impacts on the value of our products and access to capital, which may put us at a commercial disadvantage relative to our peers.

Furthermore, various jurisdictions in which we do business have implemented, or in the future could implement or amend, restrictions on emissions of carbon dioxide or other greenhouse gases, limitations or restrictions on water use, regulations on energy management and waste management, and other climate change-based rules and regulations, which may increase our expenses and adversely affect our operating results. We expect increased worldwide regulatory activity relating to climate change in the future. Future compliance with these laws and regulations may adversely affect our business and results of operations.

We face risks related to natural disasters, health epidemics, such as COVID-19, and other catastrophes, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or other catastrophes, such as earthquakes, fire, floods, hail, windstorms, severe weather conditions, environmental accidents, power loss, communications failures, explosions, terrorist attacks and similar events. Our business could also be materially and adversely affected by public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the 2019 novel coronavirus (COVID-19) or other local health epidemics in jurisdictions where we operate and global pandemics. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine those employees and the affected areas of our operations. As a result, we may have to temporarily suspend part or all of our facilities. Furthermore, authorities may impose restrictions on travel and transportation and implement other preventative measures in affected regions to deal with the catastrophe or emergency, which may lead to the temporary closure of our facilities and declining economic activity at large. A prolonged outbreak of any health epidemic or other adverse public health developments, in jurisdictions where we operate, could have a material adverse effect on our business operations.

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We have limited insurance coverage and may incur significant losses resulting from operating hazards, product liability claims, project construction or business interruptions.

Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damages, environmental damages and business interruption. Although we currently carry third-party liability insurance against property damage, the policies for this insurance are limited in scope and may not cover all claims relating to personal injury, property or environmental damage arising from incidents on our properties or relating to our operations. Any occurrence of these or other incidents which are not insured under our existing insurance policies could have a material adverse effect on our business, financial condition or results of operations.

For projects we construct, we are exposed to risks associated with the design and construction that can create additional liabilities to our operations. We manage these risks by including contingencies to our construction costs, ensuring the appropriate insurance coverages are in place such as professional indemnity and construction all risk as well as obtaining indemnifications from our contractors where possible. However, there is no guarantee that these risk management strategies will always be successful.

Information Technology Systems and Data Security Breaches.

The Company’s operations depend, in part, on how well it and its third party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company does not anticipate paying cash dividends.

The Company’s current policy is to retain earnings to finance the development of its solar power projects and to otherwise reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the Company’s shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by the Company’s board in the context of its earnings, financial condition and other relevant factors. Until the time that the Company pays dividends, which the Company might never do, Common Shareholders will not be able to receive a return on their Common Shares unless they sell them.

Litigation.

From time to time, we have been and may be subject to disputes and litigation, with and without merit, that may be costly and which may divert the attention of our management and our resources in general, whether or not any dispute actually proceeds to litigation. The results of complex legal proceedings are difficult to predict. Moreover, complaints filed against us may not specify the amount of damages that plaintiffs seek, and we therefore may be unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against us. Even if we are able to estimate losses related to these actions, the ultimate amount of loss may be materially higher than our estimates. Any resolution of litigation, or threatened litigation, could involve the payment of damages or expenses by us, which may be significant or involve an agreement with terms that restrict the operation of our business. Even if any future lawsuits are not resolved against us, the costs of defending such lawsuits may be significant. These costs may exceed the dollar limits of our insurance policies or may not be covered at all by our insurance policies.

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The Company cannot assure you that a market will continue to develop or exist for the Common Shares or what the market price of the Common Shares will be.

The Company cannot assure that a market will be sustained now that the Company’s Common Shares are listed on the Cboe Canada Exchange and Nasdaq Global Market. If a market is not sustained, it may be difficult for investors to sell the Common Shares at an attractive price or at all. The Company cannot predict the prices at which the Common Shares will trade.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control.

The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
●	addition or departure of the Company’s executive officers and other key personnel;
●	release or expiration of lock-up or other transfer restrictions on outstanding Common Shares;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Company’s competitors;
●	operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies;
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets; and
●	regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely affected and the trading price of the Common Shares might be materially adversely affected.

The intentions of the existing shareholders regarding their long-term economic ownership are subject to change. Factors that could cause the existing shareholders’ current intentions to change include changes in each of their personal circumstances, our succession planning or changes in our management, changes in tax laws, market conditions and our financial performance.

Further, we cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares. See “The Company may need to raise additional capital in the future”.

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The Company may need to raise additional capital in the future.

The Company’s capital needs in the future will depend upon factors such as its growth strategy and the success of its solar power projects. None of these factors can be predicted with certainty. The Company may need additional debt or equity financing in the future. The Company cannot assure investors that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to the Company. If the Company raises additional funds by selling securities, the ownership of existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure to raise capital in a timely manner will constrain the Company’s growth.

The Company’s growth depends on developing solar power projects, which requires capital. If the Company experiences difficulty or delays in raising the funds it needs, it will delay its ability to develop solar power projects. Additional future delays in obtaining funding may be caused by a combination of factors. Future delays in obtaining funding in a timely manner will constrain or prevent the Company’s growth.

The Company may be unable to support existing or new business if it does not raise sufficient funds.

Unless the Company can obtain adequate financing from the sale of its securities, the Company will not have sufficient funds and may be unable to support existing operations, expand operations, or operate its expanded operations, and it will be unable to carry out its business plans. Without adequate financing the Company may be unable to carry on its business. There is no assurance that the Company will raise adequate funds in future financings.

Dilution.

The offering price of Common Shares may significantly exceed the net tangible book value per share of the Common Shares. Accordingly, a purchaser of Common Shares may incur immediate and substantial dilution of his, her or its investment. If outstanding RSUs, options and warrants to purchase Common Shares are exercised or securities convertible into Common Shares are converted, additional dilution will occur. The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s RSUs, Options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the Cboe Canada Exchange and Nasdaq Global Market may decrease due to the additional amount of Common Shares available in the market.

Impact of securities or industry analysts’ reports.

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence covering us, the trading price for our Common Shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavourable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

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Risks related to the book-based system

Unless and until certificated Common Shares are issued in exchange for book-entry interests in the Common Shares, owners of the book-entry interests will not be considered owners or holders of Common Shares. Instead, the depository or its nominee will be the sole holder of the Common Shares. Unlike holders of the Common Shares themselves, owners of book-based interests will not have the direct right to act upon the Company’s solicitations or requests or other actions from holders of the Common Shares. Instead, holders of beneficial interests in the Common Shares will be permitted to act only to the extent such holders have received appropriate proxies to do so from CDS or, if applicable, a CDS participant. There is no assurance that procedures implemented for the granting of such proxies will be sufficient to enable holders of beneficial interests in the Common Shares to vote on any requested actions on a timely basis.

General Economic Risks

Macroeconomic trends including inflation and rising interest rates may adversely affect our financial condition and results of operations.

Macroeconomic trends, including increases in inflation and rising interest rates, may adversely impact our business, financial condition and results of operations. Inflation in the United States is currently expected to continue at an elevated level in the near-term. Rising inflation could have an adverse impact on our operating expenses and our credit facilities. There is no guarantee we will be able to mitigate the impact of rising inflation. The Federal Reserve has raised interest rates to combat inflation and restore price stability and it is expected that rates will stay at an elevated level in early 2024. While most of the Company’s existing borrowings are currently at fixed interest rates, there are risks that any additional borrowing or refinancing of the existing borrowings could be at increased interest rates which will result in higher debt service costs and which will also adversely affect our cash flows. We cannot assure you that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings. Such future constraints could increase our borrowing costs, which would make it more difficult or expensive to obtain additional financing or refinance existing obligations and commitments, which could slow or deter future growth..

Climate change-related risks and uncertainties and legal or regulatory responses to climate change could negatively impact the Company’s results of operations, financial condition and/or reputation.

The Company is subject to increasing climate-related risks and uncertainties, many of which are outside of its control. Climate change may result in more frequent severe weather events, potential changes in precipitation patterns and extreme variability in weather patterns, which can disrupt the operations of the Company as well as those of its customers, partners and vendors. The transition to lower greenhouse gas emissions technology, the effects of carbon pricing and changes in public sentiment, regulations, taxes, public mandates or requirements and increases in climate-related lawsuits, insurance premiums and implementation of more robust disaster recovery and business continuity plans could increase costs to maintain or resume the Company’s operations or achieve its sustainability commitments in the expected timeframes, which would negatively impact the Company’s results of operations.

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held for trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavorable effect on our financial position.

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Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from the ongoing military conflict between Russia and Ukraine and conflict in Gaza.

The global economy has been negatively impacted by increasing tension, uncertainty and tragedy resulting from ongoing military conflict between Russia and Ukraine and conflict in Gaza. The adverse and uncertain economic conditions resulting therefrom have and may further negatively impact global demand, cause supply chain disruptions and increase costs for transportation, energy and other raw materials. Furthermore, governments in the United States, the European Union, the United Kingdom, Canada and others have imposed financial and economic sanctions on certain industry segments and various parties in Russia and Belarus. We are monitoring the conflict including the potential impact of financial and economic sanctions on the global economy. Increased trade barriers, sanctions and other restrictions on global or regional trade could adversely affect our business, financial condition and results of operations. The length and impact of the ongoing military conflict is highly unpredictable, and resulted in market disruptions, including significant volatility in commodity prices, credit and capital markets, an increase in cyber security incidents as well as supply chain disruptions. Further escalation of geopolitical tensions related to this military conflict and/or its expansion could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

Risks Related to the SFF Acquisition

Unexpected costs or liabilities related to the SFF Acquisition

Although the Company conducted due diligence in connection with the SFF Acquisition and SFF provided a number of representations and warranties under the Arrangement Agreement in favour of the Company in connection with the SFF Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the SFF. In connection with the SFF Acquisition, there may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence and the Company may not be indemnified for some or all of these liabilities. In addition, following the closing of the SFF Acquisition, the Company may discover that certain of the representations made by SFF were untrue. The discovery or quantification of any material liabilities could have a material adverse effect on the Company’s business, financial condition or future prospects.

Realization of the anticipated benefits of the SFF Acquisition

The Company believes that the SFF Acquisition will result in a number of benefits. However, there is a risk that some or all of the expected benefits of the SFF Acquisition may fail to materialize, may cost more to achieve or may not occur within the time periods the Company anticipates. The realization of such benefits may be affected by a number of factors, many of which are beyond the Company’s control.

Risks related to the integration of the businesses of the Company and Solar Flow-Though

The ability to realize the benefits of the SFF Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert focus and resources from other strategic opportunities of the Company following completion of the SFF Acquisition, and from operational matters during this process which may have an adverse effect on the profitability, results of operations and financial condition of the Company following completion of the SFF Acquisition. If the Company is unable to successfully combine and integrate SFF’s business with its own businesses in an efficient and effective manner, the anticipated benefits of the SFF Acquisition may not be realized fully, or at all, or it may take longer to realize them and at a significantly greater cost than expected. An inability to realize the full extent of the anticipated benefits of the SFF Acquisition, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the Company.

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Dilution

On the closing of the SFF Acquisition holders of SFF Shares were issued 3,575,632 Common Shares and a contingent payment of up to an additional 2,283,929 Common Shares were issued in the form of CVRs. The issuance of these Common Shares, and the sale of Common Shares in the public market from time to time could depress the market price for Common Shares.

Risks Related to Public Reporting

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the U.S. and the rules of the Cboe Canada Exchange and Nasdaq Global Market substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a material impact on our financial position, liquidity, and results of operations.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have a material impact on our financial position, liquidity, and results of operations. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could have a material impact on our financial position, liquidity, and results of operations.

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We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could have a material impact on our financial position, liquidity and results of operations.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Passive Foreign Investment Company Status

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of the above calculations, the Company will be treated as if it holds its proportionate share of the assets of, and receive directly its proportionate share of the income of, any other corporation in which it directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

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The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined below under the heading “Certain U.S. Federal Income Tax Considerations”) holds its Common Shares, the Company would continue to be treated as a PFIC with respect to that U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, U.S. Holders of its Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of the Company’s Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s Common Shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and required compliance with certain reporting requirements. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election or a mark-to-market election. There can be no assurances that the Company will provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

We are publicly listed on the Cboe Canada Exchange and Nasdaq Global Market. The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

DIVIDENDS

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future, the Company does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition and such other factors as the directors of the Company consider appropriate. There are no contractual restrictions on the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of the date hereof, 30,821,707 Common Shares were issued and outstanding as fully paid and non-assessable common shares.

The Company is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of any meetings of Shareholders, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro- rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

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MARKET FOR SECURITIES

Market

The Company’s Common Shares are listed on the Nasdaq Global Market under the trading symbol “SUUN”, Cboe Canada Exchange under the trading symbol “SUNN”, and listed on the Frankfurt Stock Exchange under the trading symbol “GY2”.

Trading Price and Volume

The following table sets out the monthly high and low trading prices and the monthly volume of trading of the Common Shares of the Company on the Canadian Securities Exchange and Cboe Canada Exchange for the most recently completed financial year:

Canadian Exchange (Cboe Canada and Canadian Securities Exchange)(1)
Month	High ($)	Low ($)	Trading Volume
June 2024	$8.65	$7.85	137,304
May 2024	$8.75	$6.90	405,140
April 2024	$8.50	$6.70	314,473
March 2024	$7.15	$5.90	55,327
February 2024(2)	$8.20	$6.50	71,998
January 2024	$8.88	$6.35	201,300
December 2023	$6.94	$6.05	87,600
November 2023	$7.55	$6.10	143,000
October 2023	$9.40	$7.35	254,100
September 2023	$10.20	$6.90	605,816
August 2023	$8.28	$5.91	116,000
July 2023	$8.77	$6.26	146,200

Notes:

(1) Source: Yahoo! Finance and The Globe and Mail.

(2) The Common Shares ceased trading on the Canadian Securities Exchange at the close of market on February 13, 2024 and commenced trading on the Cboe Canada on February 14, 2024.

Prior Sales

The following summarizes the Common Shares and securities convertible into Common Shares issued by the Company during the most recently completed financial year.

Date of Issuance	Type of Security	Number of Securities	Issue / Exercise / Conversion Price
2023-09-20	Common Shares	55,000	$0.75
2023-09-27	Common Shares	2,200	$10.002
2023-11-01	Common Shares	185,917	$7.70
2023-11-01	Common Shares	92,958	$7.70
2024-04-15	Common Shares	55,000	$0.75

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Contractual Escrow Securities

The Company and non-Principal existing holders of Common Shares prior to the IPO entered into an agreement with the Company (the “Voluntary Escrow Agreements”) in the form of escrow agreement provided under National Policy 46-201 Escrow For Initial Public Offerings (the “Voluntary Escrow”) setting out contractual escrow terms, being a 36 month voluntary trading restriction where 10% of each holder’s shares are released at the Listing Date, and 15% of each holder’s shares are released at the six, twelve, eighteen, twenty-four, thirty and thirty- six month anniversaries of the Listing Date. Any Common Shares issuable on the exercise of 6,275,000 Warrants and 975,000 Stock Options are subject to the same terms of the Voluntary Escrow. A copy of the Voluntary Escrow Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.com.

All Common Shares issued in the Arrangement, including Common Shares issuable on conversion of the CVRs or SFF Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below based on a July 8, 2024 closing date (the “SFF Escrow Arrangement”):

Release Date	Percentage
Closing	0%
6 Months from Closing	5%
12 Months from Closing	5%
18 Months from Closing	5%
24 Months from Closing	5%
27 Months from Closing	20%
30 Months from Closing	20%
33 Months from Closing	20%
36 Months from Closing	20%

As of the date of the AIF, pursuant to the Voluntary Escrow Agreement and SFF Escrow Arrangement, the following securities of the Company are subject to contractual restrictions on transfer as shown in the following table:

Designation of Class	Total number of securities that are subject to a contractual restriction on transfer		Percentage of Class
Common Shares	11,417,701	(1)	37.04%
Warrants	2,823,750		35.87%

(1) 7,842,069 Common Shares subject to the Voluntary Escrow Agreements and 3,575,632 Common Shares subject to the SFF Escrow Arrangement.

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National Policy 46-201 Escrow

NP 46-201 provides that all securities of an issuer owned or controlled by a Principal must be placed in escrow at the time the issuer distributes its securities or convertible securities to the public by prospectus, unless the securities held by such Principal or issuable to such Principal upon conversion of convertible securities held by the Principal collectively represent less than 1% of the total issued and outstanding securities of the issuer after giving effect to the initial distribution. As such, the securities held by the Principals are held in escrow pursuant to the policies of NP 46-201.

The following table sets forth the securities of the Principals that, as at the date of the AIF, are subject to escrow and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Total number of securities that are held in escrow(1)	Percentage of Class
Common Shares	321,960	1.04%
Warrants	551,250	7.00%

The Company and the Principals entered into an escrow agreement (the “Escrow Agreement”) with Endeavor Trust Corporation, as escrow agent (the “Escrow Agent”), pursuant to which the Escrowed Shareholders collectively deposited the Common Shares and Warrants listed in the table above into escrow (the “Escrowed Securities”) with the Escrow Agent.

The Company is currently an “emerging issuer” pursuant to NP 46-201 and, as such, the Escrowed Securities are subject to a three year escrow and subject to the following release scheduled:

Date	Amount of Escrowed Securities Released
On the Listing Date	1/10 of the escrow securities
6 months after the Listing Date	1/6 of the remaining escrow securities
12 months after the Listing Date	1/5 of the remaining escrow securities
18 months after the Listing Date	1/4 of the remaining escrow securities
24 months after the Listing Date	1/3 of the remaining escrow securities
30 months after the Listing Date	1/2 of the remaining escrow securities
36 months after the Listing Date	the remaining escrow securities

The release schedule may be accelerated if the Company establishes itself as an “established issuer” as described in NP 46-201 and the Company’s Board of Directors approves an accelerated escrow release.

A copy of the Escrow Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.com.

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DIRECTORS AND OFFICERS

The names and province or state and country of residence of the directors and executive officers of SolarBank, positions held by them with SolarBank and their principal occupations for the past five years are as set forth below. The term of office of each of the present directors expires at the next annual general meeting of shareholders. After each such meeting, the Board of Directors appoints the Company’s officers and committees for the ensuing year.

Name and Municipality of Residence	Director/officer Since and Position with the Company	Principal Occupation for Last Five Years	Common Shares Beneficially Owned, Directly or Indirectly, over which Control or Discretion is Exercised(1)
Dr. Richard Lu ON, Canada	Director, Chief Executive Officer and President since August 1, 2014	Chief Executive Officer and President of the Company since August 2014.	803,146(4)
Sam Sun ON, Canada	Chief Financial Officer and Corporate Secretary since July 1, 2022	Chief Financial Officer of the Company since July, 2022; Head of Finance for Aucto Canada Inc. from May 2021 to June 2022; Finance Director of NRI Industrial Sales Inc. from November 2020 to April 2021; Head of Finance of Brook Crompton Ltd. from November 2018 to June 2020; VP of Finance and Operation of Lynks Motoplex Inc. from May 2017 to October 2018.	17,500
Andrew van Doorn ON, Canada	Chief Operating Officer since July 1, 2021	Chief Operating Officer of the Company since July 2021 and acted in the capacity of Chief Operation Officer of the Company from July 2018 to July 2020; VP Engineering & Construction for Potentia Renewables from April 2012 to June 2018.	20,657
Xiaohong (Tracy) Zheng ON, Canada	Chief Administrative Officer since July 1, 2021	Chief Administrative Officer of the Company since July 2021; Vice President of Operations of the Company from August 2017 to June 2021.	12,630
Paul Pasalic(2)(3) London, UK	Director since November 3, 2022	Managing Director, Head of Legal (Europe) – Private Equity Transactions, with Hudson Advisors since 2019; Associate lawyer with Shearman & Sterling LLP from 2012 to 2019.	53,000
Paul Sparkes(2)(3) ON, Canada	Director since November 3, 2022	Corporate director and Self-Employed advisor advising growth entities in private and public markets.	Nil
Chelsea Nickles(2)(3) London, UK	Director since February 26, 2024	Head of Market Development (UK & Ireland) of Orsted Power UK since January 2023; Head of Strategic Joint Ventures of Orsted Power UK from November 2019 to January 2023; Senior Legal Counsel of Orsted Power UK from February 2017 to November 2019.	Nil
Matthew Wayrynen BC, Canada	Director since July 8, 2024	Executive Chair of the Company since July, 2024; Chief Executive Officer of the Solar Flow-Through Funds from 2012 to July 2024.	125,000

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Notes:

(1)	Information as to securities of the Company beneficially owned, or over which control or direction is exercised, has been furnished by the respective directors and officers.
(2)	Member of the Audit Committee. Mr. Pasalic is the Chair.
(3)	Member of the Compensation, Corporate Governance and Nominating Committee. Mr. Sparkes is Chair.
(4)	773,200 Common Shares are held by 2384449 Ontario Inc., a corporation controlled by Dr. Lu.

Unless otherwise noted above, the term of office of the directors expires on the earlier of the Company’s next annual general meeting, or upon resignation. The term of office of the officers expires at the discretion of the directors.

As of the date of this AIF, the Company’s directors and officers as a group, beneficially own, directly and indirectly, or exercise control or direction over, 1,031,933 Common Shares, representing 3.35% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company is as of the date of this AIF, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(a)	was the subject of a cease trade order or similar order or an order that denied such company access to any exemptions under securities legislation, for a period of more than 30 consecutive days which was issued while the person was acting in that capacity; or
(b)	was subject to a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

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Other than as disclosed below, no director or executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company or a shareholder holding a sufficient number of securities to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

On February 5, 2016, the British Columbia Securities Commission issued a cease trade order against Ziplocal Inc. for failure to file its annual audited financial statements and MD&A. The required documents were filed and the order was subsequently revoked on March 11, 2016. Mr. Paul Sparkes was a director of Ziplocal Inc. during this period.

Berkley Renewables Inc. (“Berkley”) is subject to a failure-to-file cease trade order (“FFCTO”) issued by the British Columbia Securities Commission on May 6, 2019. The FFCTO was issued due to Berkley’s failure to file its (i) annual audited financial statements for the year ended December 31, 2018; (ii) annual management’s discussion and analysis for the year ended December 31, 2018; and (iii) certification of the annual filings for the year ended December 31, 2018 (collectively, the “2018 Annual Filings”). Berkley was unable to file the 2018 Annual Filings as it did not have sufficient funds to pay its auditor and consequently, the auditor could not complete the statements. The audit process is still underway and the FFCTO remains in effect. Mr. Wayrynen is a director and officer of Berkley.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the renewable energy business. Such associations to other companies in the renewable energy sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed below, there are no legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

First legal claim for the improper termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and seven independent solar project developers (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ, 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. The Company expects statements of defence to be served following the determination of some preliminary motions.

Second legal claim for the improper termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and fourteen independent solar project developer (collectively the “Second Claim Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Second Claim Defendants”). The Second Claim Plaintiffs seek damages from the Second Claim Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ, 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. The Company expects statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action.

Claim against town of Manlius, New York

In June 2022, a group of residents filed an Article 78 lawsuit against town of Manlius, New York, over solar panel project on town property that is being developed by the Company. The lawsuit was filed challenging the approval of the Manlius landfill. The Company is not named in the lawsuit; however, in cooperation with the town, the Company is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners having remaining appeal rights the timelines of which have not yet expired. The likelihood of success in these lawsuits cannot be reasonably predicted.

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PROMOTERS

Except for Dr. Richard Lu, the Chief Executive Officer of the Company, no person or company has, within the two years immediately preceding the date of this AIF, been a promoter of the Company, within the meaning of applicable securities laws.

Other than as disclosed in this section or elsewhere in this AIF, no person who was a Promoter of the Company within the last two years:

●	received anything of value directly or indirectly from the Company or a subsidiary;

●	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

●	has been a director, chief executive officer or chief financial officer of any company that during the past 10 years was the subject of a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets;

●	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority;

●	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

●	has within the past 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the three most recently completed financial years of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

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MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.	Master Services Agreement dated February 9, 2018 between Abundant Solar Power Inc. and the State of Maryland, acting through the Maryland Department of Transportation. Pursuant to the agreement, Abundant Solar Power Inc. provides deliverables, programs, good and services for renewable energy development projects that are awarded in accordance with the terms of the agreement. The agreement has a term of thirty years commencing on February 22, 2018. However, the Maryland Department of Transportation may terminate the agreement if it shall determine such termination is in the best interest of the State of Maryland. The State will pay all reasonable costs incurred up to the date of termination, and all reasonable costs associated with termination; however, the Company will not be reimbursed for any anticipatory profits that have not been earned up to the date of termination.

2.	Agency Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

3.	Manlius EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2023”

4.	Honeywell MIPA as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

5.	Honeywell EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

6.	903 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

7.	OZ-1 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

8.	SFF 06 EPC Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

9.	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT GM Inc. as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

10.	Share Purchase Agreement dated October 23, 2023 between the Company, N. Fine Investments Limited, Linden Power Inc. and OFIT RT Inc. as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

11.	Arrangement Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

12.	Amended Distribution Agreement as described under “General Development and Business of the Company – Three Year History – Developments for the Year Ended June 30, 2024”

INTEREST OF EXPERTS

No person or corporation is named as having prepared or certified a statement, report, opinion or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by our Company during, or relating to the financial year ended June 30, 2024 and whose profession or business gives authority to the statement, report, opinion or valuation made by the person or corporation, other than MSLL CPA LLP (the former external auditors of the Company) and ZH CPA, LLC (the current external auditors of the Company).

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With respect to the former auditors of the Company, MSLL CPA LLP has advised the Company that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any application legislation or regulation.

With respect to the current auditors of the Company, ZH CPA, LLC has advised the Company that it is independent with respect to the Company within the meaning of the rules of professional conduct of the Colorado State Board of Accountancy and the Public Company Accounting Oversight Board.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Endeavor Trust Corporation with its office located in Vancouver, British Columbia.

ADDITIONAL INFORMATION

Additional information on the Company may be found on SEDAR+ at www.sedarplus.com. Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual general meeting, which is filed on SEDAR+. Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended June 30, 2024 and the related management’s discussion and analysis of financial conditions and results of operations, both of which are available on SEDAR+.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 - Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to its audit committee, including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee.

Audit Committee Charter

The Company has adopted an Audit Committee Charter, which is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

Pursuant to applicable laws, the Company is required to have an audit committee comprised of at least three directors, all of whom must not be officers or employees of the Company or an affiliate of the Company.

The following are the members of the Audit Committee:

Member	Independence(1)	Financially Literacy
Paul Pasalic	Independent	Yes
Paul Sparkes	Independent	Yes
Chelsea Nickles	Independent	Yes

Note:

(1) Within the meaning of NI 52-110.

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Relevant Education and Experience

All of the current Audit Committee members are senior level businesspersons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the current members of the Audit Committee has knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors or senior officers of public companies other than the Company.

Mr. Pasalic is a private equity professional and a corporate lawyer with more than 15 years of experience in corporate, securities and regulatory matters. Mr. Pasalic has advised on a diverse array of complex multi- jurisdictional transactions across various industries and across the capital structure. Mr. Pasalic holds a bachelors of business administration (finance) from Simon Fraser University, and obtained a juris doctor from the University of Calgary in 2007. Mr. Pasalic is a qualified attorney in Canada (Ontario; Alberta), New York State as well as in England and Wales. Mr. Pasalic is also a CFA charterholder.

Mr. Sparkes is an entrepreneur with over 25 years of experience in media, finance, capital markets and Canada’s political arena. He spent a decade in the broadcast and media industry as CTVglobemedia’s Executive Vice President, Corporate Affairs. He also held senior positions in public service, including with the Government of Canada as Director of Operations to Prime Minister Jean Chretien, and as a senior aide to two Premiers of Newfoundland and Labrador. Paul was a co-founder and executive vice chairman at Difference Capital Financial and serves on a number of private and public boards. He is currently President and founder of Otterbury Holdings Inc., Global Alternatives Advisory, and is an advisor and deal maker for growth companies in the private and public markets.

Ms. Nickles is a renewable energy professional with more than 20 years of experience contributing to a net zero world. For nearly the past decade, Ms. Nickles has been focusing on developing offshore wind projects in multiple jurisdictions with Ørsted, the global leader in offshore wind. Ms. Nickles currently holds the title of Director with Ørsted and also serves as a director for several offshore wind companies where she helps to steer their success. Prior to joining Ørsted, Ms. Nickles worked as a lawyer in the Projects, Energy, Natural Resources and Infrastructure group with Allen & Overy LLP in London, England. Ms. Nickles holds a Bachelors of Arts (honours) from Acadia University and obtained a juris doctor from the University of Calgary in 2009.

Reliance on Certain Exemptions

During the financial year ended June 30, 2024, the Company has not relied on the exemptions contained in section 2.4, 3.2, 3.4, 3.5 or under part 8 of NI 52-110.

During the financial year, the Company did rely on the exemption in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Reliance on Exemption in Subsection 3.3(2), Section 3.6 or Section 3.8

At no time since the commencement of the financial year ended June 30, 2024, has the Company relied on any of the exemptions contained in the followings sections of NI 52-110: subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has the Company’s Board of Directors failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

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Pre-Approval Policies and Procedures

The Audit Committee is required to approve the engagement of the Company’s external auditors in respect of non- audit services in accordance with applicable law, including those provided to the Company’s subsidiaries by the auditor or any other person in its capacity as independent auditor of such subsidiary. Between scheduled Audit Committee meetings, the Audit Committee Chair, on behalf of the Audit Committee, is authorized to pre-approve any audit or non-audit services and engagement fees and terms up to $50,000. At the next Audit Committee meeting, the Audit Committee Chair shall report to the Audit Committee any such pre-approval given.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Company’s subsidiaries.

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2024	$356,219	$28,702	$65,165	Nil
June 30, 2023	$197,945	$30,300	Nil	Nil

Notes:

(1)	“Audit Fees” includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

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SCHEDULE A

SOLARBANK CORPORATION

AUDIT COMMITTEE CHARTER

Adopted: November 4, 2022

Revised: February 26, 2024

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1.	PURPOSE

The main purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of SolarBank Corporation (the “Company”) is to assist the Board in fulfilling its oversight responsibility with respect to the quality and integrity of the Company’s published financial information, including the audit of the Company’s financial statements, internal controls, audit processes and financial reporting and other matters as deemed necessary by the Committee or directed by the Board, including the oversight of:

a)	the integrity of the Company’s financial statements and other financial information provided by the Company to securities regulators, governmental bodies and the public to ensure that the Company’s financial disclosures are complete, accurate, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”), and fairly present the financial position and risks of the Company;

b)	assessing the independence, qualifications and performance of the Company’s independent auditor (the ”Auditor”), appointing and replacing the Auditor, overseeing the audit and non- audit services provided by the Auditor, and approving the compensation of the Auditor;

c)	Senior Management (as defined below) responsibility for assessing and reporting on the effectiveness of internal controls;

d)	financial matters and management of financial risks;

e)	the prevention and detection of fraudulent activities; and

f)	investigation of complaints and submissions regarding accounting or auditing matters and unethical or illegal behavior.

The Committee provides an avenue for communication between the Auditor, the Company’s executive officers and other senior managers (“Senior Management”) and the Board, and has the authority to communicate directly with the Auditor. The Committee shall have a clear understanding with the Auditor that they must maintain an open and transparent relationship with the Committee. The Auditor is ultimately accountable to the Committee and the Board, as representatives of the Company’s shareholders.

2.	COMPOSITION

The Committee shall be comprised of at least three directors. Each Committee member shall:

a)	satisfy the laws governing the Company;

b)	be “independent” in accordance with Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees (“NI 52-110”) (subject to the exceptions set forth in Part 3 and Part 6 of NI 52-110, as applicable), which sections are reproduced in Appendix A of this charter, and must also meet the independence requirements of Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Nasdaq Listing Rule 5605(a)(2), which is reproduced in Appendix B of this charter;

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

c)	not have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years (other than oversight responsibility as a member of the Committee or the Board); and

d)	be “financially literate” in accordance with the definition set out in Section 1.6 of NI 52-110, which definition is reproduced in Appendix A of this charter, and must otherwise, in the business judgment of the Board, be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements.

For purposes of subparagraph (c) above, the position of non-executive Chair of the Board is considered to be an executive officer of the Company.

The Committee shall include at least one member who is an “audit committee financial expert” as required by the rules and regulations of the U.S. Securities and Exchange Commission and other applicable laws, regulations and listing standards from time to time. Additionally, the Committee must include at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert is presumed to qualify as a financially sophisticated audit committee member.

Committee members and the chair of the Committee (the “Committee Chair”) shall be appointed annually by the Board at the first Board meeting that is held after every annual general meeting of the Company’s shareholders. The Board may remove a Committee member at any time in its sole discretion by a resolution of the Board.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Committee and ensure that such determination is disclosed.

3.	MEETINGS

The Committee shall meet at least once per financial quarter and as many additional times as the Committee deems necessary to carry out its duties effectively.

The Committee shall meet:

a)	within 60 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related management’s discussion and analysis (“MD&A”); and

b)	within 120 days following the end of the Company’s fiscal year end to review and discuss the audited financial results for the year and related MD&A.

As part of its job to foster open communication, the Committee shall meet at least once each financial quarter with Senior Management and the Auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

A majority of the members of the Committee shall constitute a quorum for any Committee meeting. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by unanimous written consent of the Committee members.

The Committee Chair shall preside at each Committee meeting. In the event the Committee Chair is unable to attend or chair a Committee meeting, the Committee will appoint a chair for that meeting from the other Committee members.

The Corporate Secretary of the Company, or such individual as appointed by the Committee, shall act as secretary for a Committee meeting (the “Committee Secretary”) and, upon receiving a request to convene a Committee meeting from any Committee member, shall arrange for such meeting to be held.

The Committee Chair, in consultation with the other Committee members, shall set the agenda of items to be addressed at each Committee meeting. The Committee Secretary shall ensure that the agenda and any supporting materials for each upcoming Committee meeting are circulated to each Committee member in advance of such meeting.

The Committee may invite such officers, directors and employees of the Company, the Auditor, and other advisors as it may see fit from time to time to attend at one or more Committee meetings and assist in the discussion and consideration of any matter. For purposes of performing their duties, members of the Committee shall, upon request, have immediate and full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the duties and responsibilities of the Committee with officers, directors and employees of the Company, with the Auditor, and with other advisors subject to appropriate confidentiality agreements being in place.

Unless otherwise provided herein or as directed by the Board, proceedings of the Committee shall be conducted in accordance with the rules applicable to meetings of the Board.

4.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and the Articles of the Company, in order to carry out its oversight responsibilities, the Committee shall:

4.1	Financial Reporting Process

a)	Review with Senior Management and the Auditor any items of concern, any proposed changes in the selection or application of accounting principles and policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring the judgement of Senior Management, to the extent that the foregoing may be material to financial reporting.

b)	Consider any matter required to be communicated to the Committee by the Auditor under generally accepted auditing standards, applicable law and listing standards, if applicable, including the Auditor’s report to the Committee (and the response of Senior Management thereto) on:

(i)	accounting policies and practices used by the Company;

(ii)	alternative accounting treatments of financial information that have been discussed with Senior Management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the Auditor; and

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

(iii)	any other material written communications between the Auditor and Senior Management.

c)	Discuss with the Auditor their views about the quality, not just the acceptability, of accounting principles and policies used by the Company, including estimates and judgements made by Senior Management and their selection of accounting principles.

d)	Discuss with Senior Management and the Auditor:

(i)	any accounting adjustments that were noted or proposed (immaterial or otherwise) by the Auditor but were not reflected in the financial statements;

(ii)	any material correcting adjustments that were identified by the Auditor in accordance with generally accepted accounting principles (“GAAP”) or applicable law;

(iii)	any communication reflecting a difference of opinion between the audit team and the Auditor’s national office on material auditing or accounting issues raised by the engagement; and

(iv)	any “management” or “internal control” letter issued, or proposed to be issued, by the Auditor to the Company.

e)	Discuss with Senior Management and the Auditor any significant financial reporting issues considered during the fiscal period and the method of resolution, and resolve disagreements between Senior Management and the Auditor regarding financial reporting.

f)	Review with Senior Management and the Auditor:

(i)	any off-balance sheet financing mechanisms being used by the Company and their effect on the Company’s financial statements; and

(ii)	the effect of regulatory and accounting initiatives on the Company’s financial statements, including the potential impact of proposed initiatives.

g)	Review with Senior Management and the Auditor and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

h)	Review with the Auditor any audit problems or difficulties experienced by the Auditor in performing the audit, including any restrictions or limitations imposed by Senior Management, and the response of Senior Management, and resolve any disagreements between Senior Management and the Auditor regarding these matters.

i)	Review the results of the Auditor’s work, including findings and recommendations, Senior Management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

j)	Review and discuss with Senior Management the audited annual financial statements and related MD&A and make recommendations to the Board with respect to approval thereof before their release to the public.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

k)	Review and discuss with Senior Management and the Auditor all interim unaudited financial statements and related interim MD&A.

l)	Approve interim unaudited financial statements and related interim MD&A prior to their filing and dissemination.

m)	In connection with Sections 4.1 and 5.1 of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), obtain confirmation from the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) (and considering the Auditor’s comments, if any, thereon) to their knowledge:

(i)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly present in all material respects the Company’s financial condition, financial performance and cash flows; and

(ii)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly present in all material respects the Company’s financial condition, financial performance and cash flows.

n)	Review news releases to be issued in connection with the audited annual financial statements and related MD&A and the interim unaudited financial statements and related interim MD&A, before being disseminated to the public, if the Company is required to do so under applicable securities laws, paying particular attention to any use of “pro-forma” or “adjusted” non-GAAP, information.

o)	Review any news release containing earnings guidance or financial information based upon the Company’s financial statements prior to the release of such statements, if the Company is required to disseminate such news releases under applicable securities laws.

p)	Review the appointment of the CFO and have the CFO report to the Committee on the qualifications of new key financial personnel involved in the financial reporting process.

4.2	Internal Controls

a)	Consider and review with Senior Management and the Auditor the adequacy and effectiveness of internal controls over accounting and financial reporting within the Company and any proposed significant changes in them.

b)	Consider and discuss any Auditor’s comments on the Company’s internal controls, together with Senior Management responses thereto.

c)	Discuss, as appropriate, with Senior Management and the Auditor any major issues as to the adequacy of the Company’s internal controls and any special audit steps in light of material internal control deficiencies.

d)	Review annually the disclosure controls and procedures.

e)	Receive confirmation from the CEO and the CFO of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves Senior Management or other employees who have a significant role in the Company’s internal control over financial reporting. In addition, receive confirmation from the CEO and the CFO that they are prepared to sign the annual and quarterly certificates required by Sections 4.1 and 5.1 of NI 52-109, as amended from time to time.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

4.3	The Auditor

Qualifications and Selection

a)	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the Auditor. The Committee shall be entitled to adequate funding from the Company for the purpose of compensating the Auditor for authorized services.

b)	Instruct the Auditor that:

(i)	they are ultimately accountable to the Board and the Committee, as representatives of shareholders; and

(ii)	they must report directly to the Committee.

c)	Ensure that the Auditor have direct and open communication with the Committee and that the Auditor meet with the Committee once each financial quarter without the presence of Senior Management to discuss any matters that the Committee or the Auditor believe should be discussed privately.

d)	Evaluate the Auditor’s qualifications, performance, and independence. As part of that evaluation:

(i)	at least annually, request and review a formal report by the Auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(ii)	annually review and confirm with Senior Management and the Auditor the independence of the Auditor, including all relationships between the Auditor and the Company, including the amount of fees received by the Auditors for the audit services, the extent of non-audit services and fees therefor, the extent to which the compensation of the audit partners of the Auditor is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the Company, and whether there should be a regular rotation of the audit firm itself; and

(iii)	annually review and evaluate senior members of the audit team of the Auditor, including their expertise and qualifications. In making this evaluation, the Committee should consider the opinions of Senior Management.

Conclusions on the independence of the Auditor should be reported by the Committee to the Board.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

e)	Approve and review, and verify compliance with, the Company’s policies for hiring of employees and former employees of the Auditor and former auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.

Other Matters

a)	Meet with the Auditor to review and approve the annual audit plan of the Company’s financial statements prior to the annual audit being undertaken by the Auditor, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the Auditor of the factors considered by the Auditor in determining their audit scope, including major risk factors. The Auditor shall report to the Committee all significant changes to the approved audit plan.

b)	Review and pre-approve all audit and non-audit services and engagement fees and terms in accordance with applicable law, including those provided to the Company’s subsidiaries by the Auditor or any other person in its capacity as independent auditor of such subsidiary. Between scheduled Committee meetings, the Committee Chair, on behalf of the Committee, is authorized to pre-approve any audit or non-audit services and engagement fees and terms up to $50,000. At the next Committee meeting, the Committee Chair shall report to the Committee any such pre-approval given.

c)	Establish and adopt procedures for such matters.

4.4	Compliance

a)	Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the Company’s directors personally liable.

b)	Receive regular updates from Senior Management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the Corporate Governance and Nominating Committee of the Board, if any. Review the findings of any examination by regulatory authorities and any observations by the Auditor relating to such matters.

c)	Establish and oversee the procedures in the Company’s Whistleblower Policy to address:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting or auditing matters or unethical or illegal behaviour; and

b.	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters or unethical or illegal behaviour.

d)	Ensure that political and charitable donations conform with policies and budgets approved by the Board.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

e)	Monitor management of hedging, debt and credit, make recommendations to the Board respecting policies for management of such risks, and review the Company’s compliance therewith.

f)	Approve the review and approval process for the expenses submitted for reimbursement by the CEO.

g)	Oversee Senior Management’s mitigation of material risks within the Committee’s mandate and as otherwise assigned to it by the Board.

4.5	Financial Oversight

a)	Assist the Board in its consideration and ongoing oversight of matters pertaining to:

(i)	capital structure and funding including finance and cash flow planning;

(ii)	capital management planning and initiatives;

(iii)	property and corporate acquisitions and divestitures including proposals which may have a material impact on the Company’s capital position;

(iv)	the Company’s annual budget;

(v)	the Company’s insurance program;

(vi)	directors’ and officers’ liability insurance and indemnity agreements; and

(vii)	matters the Board may refer to the Committee from time to time in connection with the Company’s capital position.

4.6 Other

a)	Perform such other duties as may be assigned to the Committee by the Board.

b)	Annually review and assess the adequacy of its charter and recommend any proposed changes to the Corporate Governance and Nominating Committee.

c)	Review its own performance annually, and provide the results of such evaluation to the Board for its review.

5.	AUTHORITY

In discharging its oversight role, the Committee is empowered to investigate any matter relating to the Company’s accounting, auditing, internal control or financial reporting practices brought to its attention with full access to the Company’s books, records, facilities and personnel.

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, and without independent approval of the Board or senior management, for the payment of compensation to the Company’s independent accountants, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee.

6.	ACCOUNTABILITY

The Committee Chair shall make periodic reports to the Board, as requested by the Board, on matters that are within the Committee’s area of responsibility.

The Committee shall maintain minutes of its meetings with the Company’s Corporate Secretary and shall provide an oral report to the Board at the next Board meeting that is held after a Committee meeting.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

Definitions from National Instrument 52-110 Audit Committees

Section 1.4	Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(iv)	is a partner of a firm that is the issuer’s internal or external auditor,

(v)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(vi)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

a)	has previously acted as an interim chief executive officer of the issuer, or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of Section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5	Additional Independence Requirements

(1)	Despite any determination made under Section 1.4, an individual who

a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Section 1.6	Meaning of Financial Literacy

For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

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SOLARBANK CORPORATION	AUDIT COMMITTEE CHARTER

Appendix B
Nasdaq Listing Rule 5605(a)(2)

(2) “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)	a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service;

(ii)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(iii)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 5605(c)(2).

(C)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(D)	a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i)	payments arising solely from investments in the Company’s securities; or

(ii)	payments under non-discretionary charitable contribution matching programs.

(E)	a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(F)	a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

(G)	in the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an “interested person” of the Company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

Note:

Pursuant to Rule 5605(a)(1), “‘Executive Officer’ means those officers covered in Rule 16a-1(f) under the [Securities Exchange Act of 1934].” Under that Rule 16a-1(f), an “officer” means “an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer.”

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